The information contained in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-156394
Subject to Completion
Preliminary Prospectus Supplement dated May 13, 2009

PROSPECTUS SUPPLEMENT
(To prospectus dated April 30, 2009)

40,000,000 Shares

Forest City Enterprises, Inc.

Class A Common Stock

We are offering 40,000,000 shares of our Class A common stock in this offering. We will receive all of the net proceeds from the sale of such Class A common stock.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “FCEA.” The last reported sale price of our Class A common stock as reported on the New York Stock Exchange on May 12, 2009 was $7.93 per share.

Investing in our Class A common stock involves risks. You should carefully consider the risk factors beginning on page S-7 of this prospectus supplement and the risk factors beginning on page 4 of our Annual Report on Form 10-K for the year ended January 31, 2009 before purchasing shares of our Class A common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Forest City	$	$

(1)	The underwriters will receive no underwriting discount with respect to 800,000 of the shares of Class A common stock reserved for sale by us to certain of our affiliates, as described below.

The underwriters have reserved for sale by us 800,000 of the shares of our Class A common stock offered by this prospectus supplement for members of the Ratner and Miller families, including certain of our executive officers and members of our current board of directors at the public offering price less the underwriting discount. The Ratner and Miller families, together with the Shafran family, have a controlling ownership interest in the Company. In addition, the underwriters have reserved for sale at the public offering price up to 1,870,000 additional shares of our Class A common stock offered by this prospectus supplement to these persons. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase these reserved shares. Each of these persons has entered into a lock-up agreement, as described in the “Underwriting” section beginning on page S-13 of this prospectus supplement.

To the extent that the underwriters sell more than 40,000,000 shares of Class A common stock, the underwriters have the option to purchase an additional 6,000,000 shares of Class A common stock from us at the initial price to the public less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Class A common stock will be ready for delivery on or about May   , 2009.

Joint Book-Running Managers

Merrill Lynch & Co.	Goldman, Sachs & Co.	Morgan Stanley

Prospectus Supplement dated May   , 2009.

Prospectus Supplement

Prospectus

About This Prospectus	1
Forest City Enterprises, Inc.	1
Risk Factors	2
Forward-Looking Statements	2
Where You Can Find More Information	2
Incorporation of Certain Information by Reference	3
Use of Proceeds	3
Ratio of Earnings to Fixed Charges	3
Summary Description of Securities We May Offer	4
Description of Senior Debt Securities We May Offer	4
Description of Subordinated Debt Securities We May Offer	12
Description of Preferred Stock We May Offer	24
Description of Depositary Shares We May Offer	26
Description of Class A Common Stock We May Offer	29
Description of Warrants We May Offer	30
Plan of Distribution	32
Legal Matters	34
Experts	34

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this Class A common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference into the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in this prospectus supplement, contained in or incorporated by reference into the accompanying prospectus to which we have referred you or contained in any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. The information contained in this prospectus supplement and contained, or incorporated by reference, into the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in this prospectus supplement.

References in this prospectus supplement and in the accompanying prospectus to “we,” “us,” “the Company” or “Forest City” or other similar terms mean Forest City Enterprises, Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

S-ii

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Forest City Enterprises, Inc.

Founded in 1920 and publicly traded since 1960, we are principally engaged in the ownership, development, management and acquisition of commercial and residential real estate properties and land in 27 states and the District of Columbia. At January 31, 2009, we had approximately $11.4 billion of consolidated assets, of which approximately $10.6 billion was invested in real estate, at cost. Our core markets include the New York City/Philadelphia metropolitan area, Denver, Boston, the Greater Washington D.C./ Baltimore metropolitan area, Chicago and the state of California. We have offices in Albuquerque, Boston, Chicago, Denver, London (England), Los Angeles, New York City, San Francisco and Washington, D.C., and our corporate headquarters are in Cleveland, Ohio. Our portfolio of real estate assets is diversified both geographically and among property types.

We operate our business through three primary strategic business units:

•	Commercial Group, our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects.

•	Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. It also develops for-sale condominium projects and owns interests in entities that develop and manage military family housing.

•	Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.

We are incorporated in the State of Ohio. Our principal executive offices are located at the Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio 44113-2203 and our telephone number is (216) 621-6060.

Recent Developments

First Quarter 2009 Results

We are currently in the process of completing our first quarter unaudited financial statements and preparing to file our Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 with the Securities and Exchange Commission on or about June 8, 2009. We expect our Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) for the quarter ended April 30, 2009 to be between $39.6 million and $41.6 million, or approximately $0.37 to $0.39 per diluted common share, compared with $16.0 million, or $0.15 per diluted common share, for the quarter ended April 30, 2008. Included in EBDT are development project write-offs that are expected to be approximately $14.4 million for the quarter ended April 30, 2009, compared with $26.7 million in the first quarter of 2008.

We also expect an increase in impairment charges of $10.7 million for the quarter ended April 30, 2009, compared with no impairments in the first quarter of 2008.

EBDT and EBDT per share are non-Generally Accepted Accounting Principle (GAAP) financial measures. A reconciliation of estimated net loss (the most directly comparable GAAP measure to EBDT) to expected EBDT is provided in the table below.

Forest City Enterprises, Inc. and Subsidiaries
Three Months Ended April 30, 2009 (estimate) and 2008

	Three Months Ended
	April 30,
	2009	2008
	(estimate)
	(dollars in thousands, except per share data)

Reconciliation of Net Loss to Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)(1):
Net loss attributable to Forest City Enterprises, Inc.	$(30,683)	$(40,402)
Depreciation and amortization — Real Estate Groups	72,128	70,810
Amortization of mortgage procurement costs — Real Estate Groups	4,022	3,343
Deferred income tax expense — Real Estate Groups	(11,598)	(15,419)
Deferred income tax expense — Non-Real Estate Groups:
Gain on disposition of other investments	—	58
Current income tax expense on non-operating earnings:
Gain on disposition included in discontinued operations	3,785	—
Gain on disposition of unconsolidated entities	—	632
Straight-line rent adjustment	(2,775)	(3,147)
Preference payment	585	936
Impairment of real estate	1,124	—
Impairment of unconsolidated entities	9,560	—
Gain on disposition of unconsolidated entities	—	(881)
Gain on disposition of other investments	—	(150)
Discontinued operations:
Gain on disposition of rental properties	(4,548)	—
Retrospective impact of FSP 14-1	—	174

Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)(1)	$41,600	$15,954

Diluted Earnings per Common Share:
Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)(1)	$0.39	$0.15

Diluted weighted average shares outstanding	106,606,318	107,230,646

(1)	We use an additional measure, EBDT, along with net earnings (loss), to report our operating results. This measure is not a measure of operating results as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. We believe that EBDT provides additional information about our operations, and along with net earnings (loss), is necessary to understand our operating results. EBDT is defined as net earnings (loss) excluding the following items: i) gain (loss) on disposition of operating properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges for real estate depreciation, amortization (including amortization of mortgage procurement costs) and deferred income taxes; iv) preferred payment classified as noncontrolling interest expense on our Consolidated Statement of Operations; v) impairment of real estate (net of tax); vi) extraordinary items (net of tax); and vii) cumulative effect of change in accounting principle (net of tax).

Comparable Net Operating Income and Occupancies

Fiscal 2009 first-quarter comparable average occupancies were 90.1 percent in both residential and retail, and 90.4 percent in office.

Overall comparable property net operating income (NOI) increased 0.3 percent in the quarter ended April 30, 2009 compared with the prior year, with decreases of 1.8 percent in residential and 1.0 percent in retail and an increase of 4.4 percent in office. Comparable property NOI, defined as NOI from properties operated in both 2009 and 2008, is a non-GAAP financial measure, and is based on the pro-rata consolidation method, also a non-GAAP financial measure. Included below is a schedule that presents comparable property NOI on the full consolidation and the pro-rata consolidation method. This is followed by a reconciliation of NOI to the most comparable GAAP measure, net loss.

Comparable Net Operating Income (NOI) (% change over same period, prior year)

	Three Months Ended
	April 30, 2009
	Full	Pro-Rata
	Consolidation	Consolidation

Retail	(0.7)%	(1.0)%
Office	4.6%	4.4%
Residential	1.6%	(1.8)%
Total	1.5%	0.3%

Reconciliation of Full Consolidation Net Operating Income (GAAP) to Pro-Rata Consolidation Net Operating Income (non-GAAP) (in thousands):

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

	Net Operating Income
	Three Months Ended April 30, 2009					Three Months Ended April 30, 2008					% Change
			Plus					Plus
	Full	Less	Unconsolidated	Plus	Pro-Rata	Full	Less	Unconsolidated	Plus	Pro-Rata	Full	Pro-Rata
	Consolidation	Noncontrolling	Investments at	Discontinued	Consolidation	Consolidation	Noncontrolling	Investments at	Discontinued	Consolidation	Consolidation	Consolidation
	(GAAP)	Interest	Pro-Rata	Operations	(Non-GAAP)	(GAAP)	Interest	Pro-Rata	Operations	(Non-GAAP)	(GAAP)	(Non-GAAP)
	(dollars in thousands)

Retail
Comparable	$59,792	$2,741	$5,455	$—	$62,506	$60,222	$2,569	$5,454	$—	$63,107	(0.7)%	(1.0)%

Total	63,421	2,474	5,509	481	66,937	60,227	2,635	5,528	652	63,772
Office Buildings
Comparable	50,294	2,642	2,338	—	49,990	48,088	2,662	2,469	—	47,895	4.6%	4.4%

Total	63,107	2,563	2,386	—	62,930	54,930	2,390	2,576	—	55,116
Apartments
Comparable	27,199	792	6,087	—	32,494	26,779	694	6,994	—	33,079	1.6%	(1.8)%

Total	30,668	1,061	7,406	—	37,013	30,715	698	7,777	1,994	39,788
Other Rental Properties
Comparable	1,193	—	—	—	1,193	1,391	—	211	—	1,602

Total	(6,700)	888	41	—	(7,547)	(19,535)	(453)	811	—	(18,271)
Total Rental Properties
Comparable	138,478	6,175	13,880	—	146,183	136,480	5,925	15,128	—	145,683	1.5%	0.3%

Total	150,496	6,986	15,342	481	159,333	126,337	5,270	16,692	2,646	140,405
All Other	(26,514)	(54)	1,114	—	(25,346)	(27,344)	18	1,743	—	(25,619)

Grand Total	$123,982	$6,932	$16,456	$481	$133,987	$98,993	$5,288	$18,435	$2,646	$114,786

Reconciliation of Net Operating Income (non-GAAP) to Net Loss (GAAP) (in thousands):

	Three Months Ended April 30, 2009 (Estimate)					Three Months Ended April 30, 2008
			Plus					Plus
	Full		Unconsol-		Pro-Rata	Full		Unconsol-		Pro-Rata
	Consol-	Less	idated Invest-	Plus	Consol-	Consol-	Less	idated Invest-	Plus	Consol-
	idation	Noncontrolling	ments at	Discontinued	idation	idation	Noncontrolling	ments at	Discontinued	idation
	(GAAP)	Interest	Pro-Rata	Operations	(Non-GAAP)	(GAAP)	Interest	Pro-Rata	Operations	(Non-GAAP)

Revenues from real estate operations	$313,029	$12,419	$90,875	$813	$392,298	$305,010	$16,513	$91,146	$3,180	$382,823
Exclude straight-line rent adjustment(1)	(4,399)	—	—	(12)	(4,411)	(4,720)	—	—	(10)	(4,730)

Adjusted revenues	308,630	12,419	90,875	801	387,887	300,290	16,513	91,146	3,170	378,093
Operating expenses	194,847	5,645	63,078	320	252,600	207,356	11,719	64,575	531	260,743
Add back non-Real Estate depreciation and amortization(b)	3,452	—	7,158	—	10,610	3,319	—	10,611	—	13,930
Add back amortization of mortgage procurement costs for non-Real Estate Groups(d)	—	—	120	—	120	—	—	45	—	45
Exclude straight-line rent adjustment(2)	(1,636)	—	—	—	(1,636)	(1,583)	—	—	—	(1,583)
Exclude preference payment	(585)	—	—	—	(585)	(936)	—	—	—	(936)

Adjusted operating expenses	196,078	5,645	70,356	320	261,109	208,156	11,719	75,231	531	272,199
Add interest and other income	6,808	140	473	—	7,141	8,398	475	1,601	7	9,531
Add equity in earnings (loss), including impairment of unconsolidated entities	(15,866)	18	15,952	—	68	(9,647)	19	9,027	—	(639)
Remove gain on disposition of unconsolidated entities	—	—	—	—	—	(881)	—	881	—	—
Add back impairment of unconsolidated entities	9,560	—	(9,560)	—	—	—	—	—	—	—
Add back depreciation and amortization of unconsolidated entities (see below)	10,928	—	(10,928)	—	—	8,989	—	(8,989)	—	—

Net Operating Income	123,982	6,932	16,456	481	133,987	98,993	5,288	18,435	2,646	114,786
Interest expense	(91,712)	(3,432)	(16,280)	(322)	(104,882)	(82,473)	(3,340)	(18,413)	(1,264)	(98,810)
Loss on early extinguishment of debt	—	—	(176)	—	(176)	(5,179)	(119)	(22)	—	(5,082)
Equity in earnings (loss), including impairment of unconsolidated entities	15,866	(18)	(15,952)	—	(68)	9,647	(19)	(9,027)	—	639
Gain on disposition of unconsolidated entities	—	—	—	—	—	881	—	—	—	881
Impairment of unconsolidated entities	(9,560)	—	—	—	(9,560)	—	—	—	—	—
Depreciation and amortization of unconsolidated entities (see above)	(10,928)	—	10,928	—	—	(8,989)	—	8,989	—	—
Gain on disposition of rental properties and other investments	—	—	—	4,548	4,548	150	—	—	—	150
Impairment of real estate	(1,124)	—	—	—	(1,124)	—	—	—	—	—
Depreciation and amortization — Real Estate Groups(a)	(63,006)	(1,407)	(10,422)	(107)	(72,128)	(62,687)	(983)	(8,443)	(663)	(70,810)
Amortization of mortgage procurement costs — Real Estate Groups(c)	(3,671)	(160)	(506)	(5)	(4,022)	(2,852)	(152)	(546)	(97)	(3,343)
Straight-line rent adjustment(1) + (2)	2,763	—	—	12	2,775	3,137	—	—	10	3,147
Preference payment	(585)	—	—	—	(585)	(936)	—	—	—	(936)

Earnings (loss) before income taxes	(37,975)	1,915	(15,952)	4,607	(51,235)	(50,308)	675	(9,027)	632	(59,378)
Income tax provision	22,271	—	—	(1,787)	20,484	19,859	—	—	(244)	19,615
Equity in earnings (loss), including impairment of unconsolidated entities	(15,866)	18	15,952	—	68	(9,647)	19	9,027	—	(639)

Earnings (loss) from continuing operations	(31,570)	1,933	—	2,820	(30,683)	(40,096)	694	—	388	(40,402)
Discontinued operations, net of tax	2,820	—	—	(2,820)	—	388	—	—	(388)	—

Net earnings (loss)	(28,750)	1,933	—	—	(30,683)	(39,708)	694	—	—	(40,402)
Net earnings attributable to noncontrolling interest	(1,933)	(1,933)	—	—	—	(694)	(694)	—	—	—

Net loss attributable to Forest City Enterprises, Inc.	$(30,683)	$—	$—	$—	$(30,683)	$(40,402)	$—	$—	$—	$(40,402)

(a) Depreciation and amortization — Real Estate Groups	$63,006	$1,407	$10,422	$107	$72,128	$62,687	$983	$8,443	$663	$70,810

	Three Months Ended April 30, 2009 (Estimate)					Three Months Ended April 30, 2008
			Plus					Plus
	Full		Unconsol-		Pro-Rata	Full		Unconsol-		Pro-Rata
	Consol-	Less	idated Invest-	Plus	Consol-	Consol-	Less	idated Invest-	Plus	Consol-
	idation	Noncontrolling	ments at	Discontinued	idation	idation	Noncontrolling	ments at	Discontinued	idation
	(GAAP)	Interest	Pro-Rata	Operations	(Non-GAAP)	(GAAP)	Interest	Pro-Rata	Operations	(Non-GAAP)

(b) Depreciation and amortization — Non-Real Estate	3,452	—	7,158	—	10,610	3,319	—	10,611	—	13,930

Total depreciation and amortization	$66,458	$1,407	$17,580	$107	$82,738	$66,006	$983	$19,054	$663	$84,740

(c) Amortization of mortgage procurement costs — Real Estate Groups	$3,671	$160	$506	$5	$4,022	$2,852	$152	$546	$97	$3,343
(d) Amortization of mortgage procurement costs — Non-Real Estate	—	—	120	—	120	—	—	45	—	45

Total amortization of mortgage procurement costs	$3,671	$160	$626	$5	$4,142	$2,852	$152	$591	$97	$3,388

2009 Debt Maturities and Recent Financing Activity

As of January 31, 2009, we had total debt of $917.8 million at our pro-rata share ($826.6 million at full consolidation) maturing in fiscal 2009, inclusive of notes payable of $26.5 million ($14.8 million at full consolidation) and exclusive of scheduled amortization payments. Since January 31, 2009, we have addressed $408.0 million ($414.1 million at full consolidation) of this total amount, $252.0 million ($284.8 million at full consolidation) through closed loans and $156.0 million ($129.3 million at full consolidation) through committed financings. We are currently negotiating the refinancing or extension of the remaining $509.8 million ($412.5 million at full consolidation) of 2009 debt maturities.

In addition to the $408.0 million of 2009 debt maturities mentioned above that have already been addressed, we have also repaid $21.0 million (at pro-rata and full consolidation) of a loan that matures in 2011 associated with an asset disposition, and closed $9.3 million ($0.0 at full consolidation) of additional loans that mature in future years.

We are currently in negotiations with lenders to extend our $750 million revolving credit facility, which matures in March 2010. While the ultimate outcome of these negotiations cannot be predicted, we anticipate that the extension will result in a reduced commitment from our lenders, increased borrowing costs and modifications to the financial covenants.

Asset Dispositions

In the first quarter of 2009, we sold a condominium development opportunity located in Mamaroneck, New York, to a developer in a transaction that generated $14.0 million in proceeds. In addition, we recently announced that we completed the sale of The Shops at Grand Avenue, a 100,000-square-foot retail center in Queens, New York, to an affiliate of AEW Capital Management, LP for $33.5 million in a transaction that generated net proceeds of $9.4 million.

We have received proposals and are in active negotiations on sales or joint ventures of approximately $1.3 billion of assets, representing net after-tax proceeds of approximately $180 million. We anticipate that we will continue to pursue additional asset sales or joint ventures over the 2009-2012 period. To date, we have not entered into any definitive agreements and we can give no assurance that these asset sales or joint ventures will occur. In addition, we expect additional proceeds of $38 million in 2009 from the sale of tax credits under contract.

Anticipated Equity Investments through 2012

We anticipate investing approximately $169 million of equity to satisfy existing completion guaranty obligations on eight projects under construction as of January 31, 2009. In addition, although we do not anticipate commencing any new vertical development in the near term, we do anticipate potential capital needs related to existing development opportunities and the preservation of entitlements on a number of long-term projects of approximately $331 million over the course of the next four years.

THE OFFERING

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of Class A common stock.

Class A common stock offered by us	40,000,000 shares

Class A common stock to be outstanding after this offering	120,289,745 shares(1)

Option to purchase additional shares of Class A common stock	We have granted the underwriters an option to purchase up to 6,000,000 additional shares of our Class A common stock.

(1)	Based on 80,289,745 shares of our Class A common stock outstanding at April 30, 2009. Excludes shares of our Class A common stock issuable under our 1994 Stock Plan, including 4,079,382 shares of our Class A common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $38.40, 1,101,625 shares of unvested restricted stock, 172,609 contingently issuable shares (performance shares) and 2,197,513 shares available for future grants. Also excludes 3,646,755 shares of our Class A common stock issuable upon the conversion of Class A Common Units and excludes any shares of our Class A common stock issuable upon a put of our 3.625% puttable equity-linked senior notes due 2011.

RISK FACTORS

Investing in shares of our Class A common stock involves risks. You should carefully consider the following risk factors and the risk factors included in our Annual Report on Form 10-K for the year ended January 31, 2009, in addition to all other information contained in this prospectus supplement and the accompanying prospectus and incorporated by reference into the accompanying prospectus before deciding to invest in shares of our Class A common stock. The risks and uncertainties below and in our Annual Report on Form 10-K for the year ended January 31, 2009 are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may become important factors that affect us. If any of such risks or the risks described below and in our Annual Report on Form 10-K for the year ended January 31, 2009 occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

In the “Market Conditions May Negatively Impact Our Liquidity and Our Ability to Finance or Refinance Projects or Repay Our Debt” risk factor in our Annual Report on Form 10-K, we disclosed our total outstanding long-term debt that becomes due in fiscal 2009, non-recourse mortgage debt that was past due or in default as of January 31, 2009 and our access to liquidity through our $750 million revolving credit facility. The following updates that information as of April 30, 2009.

As of April 30, 2009, we have $412.5 million of outstanding long-term debt that matures in fiscal 2009. We have conditional options to extend $355.3 million of these maturities and are negotiating with lenders regarding the remaining maturities. The terms of the conditional options vary from loan to loan, but generally could include the satisfaction of pre-determined underwriting qualifications such as financial or operational covenants. While we are actively trying to satisfy the conditional options and negotiate with the lenders to address all remaining 2009 maturities, we cannot assure you that we will be successful.

At April 30, 2009, we have three non-recourse mortgages amounting to $31.1 million that have matured and are currently past due. If we are unable to negotiate an extension or refinancing of the mortgages, the lender could commence foreclosure proceedings and we could lose the properties. Five of our joint ventures accounted for under the equity method of accounting have non-recourse mortgages that are past due or in default at April 30, 2009. If we are unable to negotiate an extension or refinancing or cure the default on those mortgages, the lender could commence foreclosure proceedings and we could lose our investment in the projects amounting to $11.8 million. Under the terms of four of the eight loans that are past due or in default, we have guaranteed the lender the lien free completion of certain horizontal infrastructure associated with those land development projects. The maximum amount due by Forest City and its partners under these completion guarantees is approximately $30.5 million. This guaranty is recourse to us and the lender could enforce the completion guaranty which would have an adverse affect on our cash flows. While we are actively negotiating with the lenders to resolve these past due loans and completion guarantees, we cannot assure you that we will be successful.

We are currently in negotiations with our lenders to extend our $750 million revolving credit facility, which matures in March 2010, although we have not agreed to definitive terms. While we cannot predict the outcome of these negotiations, we anticipate that any extension of the facility will result in reduced commitment from our lenders, increased borrowing costs and modification to the financial covenants. We cannot assure you, however, that we will be able to obtain an extension or renewal of the facility on favorable terms or at all, which would materially adversely affect our liquidity and financial position.

In the “We are Subject to Real Estate Development Risks” risk factor in our Annual Report on Form 10-K we disclosed risks associated with our Brooklyn Atlantic Yards project. The following updates that risk factor to provide additional information.

Brooklyn Atlantic Yards.  We are in the process of developing Brooklyn Atlantic Yards, an approximately $4.0 billion long-term mixed-use project in downtown Brooklyn expected to feature a state of the art sports and entertainment arena for the Nets basketball team, a franchise of the NBA. The acquisition and development of Brooklyn Atlantic Yards has been formally approved by the required state governmental authorities but final documentation of the transactions is subject to the completion of negotiations with local and state governmental authorities, including negotiation of the applicable development documentation and public subsidies. Pre-construction activities have commenced for the potential removal, remediation or other activities to address environmental contamination at, on, under or emanating to or from the land. There is also one lawsuit pending challenging the use of eminent domain which may not be resolved in our favor resulting in Brooklyn Atlantic Yards not being developed at all or not being developed with the features we anticipate. As a result of the foregoing, this project has experienced delays and may continue to experience further delays. There is also the potential for increased costs and further delays to the project as a result of (i) increasing construction costs, (ii) scarcity of labor and supplies, (iii) our inability to obtain tax-exempt financing or the availability of financing or public subsidies, or our inability to retain the current land acquisition financing, (iv) our or our partners’ inability or failure to meet required equity contributions, (v) increasing rates for financings, (vi) loss of arena sponsorships and related revenues, (vii) our inability to meet certain agreed upon deadlines for the development of the project and (viii) other potential litigation seeking to enjoin or prevent the project or litigation for which there may not be insurance coverage. The development of Brooklyn Atlantic Yards is being done in connection with the proposed move of the Nets to the planned arena. The arena itself (and its plans) along with any movement of the team is subject to approval by the NBA, which we may not receive.

If any of the foregoing risks were to occur we may: (i) not be able to develop Brooklyn Atlantic Yards to the extent intended or at all resulting in a potential write off of our investment, (ii) be required to repay the City and/or State of New York amounts previously advanced under public subsidies, plus penalties if applicable, (iii) be in default of our non-recourse mortgages on the project, and (iv) be required to restore the rail yards that previously existed on the land. The costs associated with those events could be significant and could have a material adverse effect on our business, cash flows and results of operations. Even if we are able to continue with the development, or a portion thereof, we would likely not be able to do so as quickly as originally planned, would be likely to incur additional costs and may need to write-off a portion of the development.

First Quarter Results

We have included in this prospectus supplement estimates of our results of operations from our first fiscal quarter ended April 30, 2009. These estimates are based on the work we have performed to date in preparing our unaudited financial statements for our first fiscal quarter, which will be filed with our Quarterly Report on Form 10-Q on or about June 8, 2009. Our first quarter financial statements are still being prepared, and it is possible that in performing additional work and procedures to complete these financial statements, adjustments or changes may be made to these estimates. We cannot assure you that there will not be adjustments or changes to these estimates, and these adjustments or changes could be material.

Risks Related to Shares of Our Class A Common Stock and this Offering

Our management has significant flexibility in using the net proceeds of this offering.

We intend to use the net proceeds from this offering to reduce outstanding borrowings under our $750 million revolving credit facility. The additional liquidity under our $750 million revolving credit facility after application of the net proceeds will be available for general corporate purposes. Therefore, our management will have significant flexibility in applying the net proceeds of this offering that remain unused, if any, after we reduce outstanding borrowings under our $750 million revolving credit facility and using the additional liquidity created by the reduction in borrowings. The actual amounts and timing of expenditures will vary significantly depending on a number of factors such as our ability to sell assets, future equity investment needs and other corporate debt obligations. Management’s failure to use these funds effectively would have an adverse effect on our business, financial results and the value of our Class A common stock, and could make it more difficult and costly for us to raise funds in the future.

We may change the dividend policy for our common shares in the future.

In our fiscal year ended January 31, 2009, our Board of Directors declared three quarterly common share dividends of $0.08 per share. On December 5, 2008, our Board of Directors suspended the cash dividends on shares of our Class A and Class B common stock until further notice. Our $750 million revolving credit facility, as amended on January 30, 2009, prohibits us from paying any dividends on our capital stock through March 2010.

The decision to declare and pay dividends on our common shares after March 2010, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend on our earnings, EBDT, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, state law and such other factors as our Board of Directors deems relevant. No assurance can be given as to when or if our Board of Directors may decide to commence paying dividends again.

Our shareholders will experience dilution as a result of this offering and we may engage in future equity and equity-related offerings that may be further dilutive of our common shares.

Giving effect to the issuance of Class A common shares in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share for the year ending January 31, 2010. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors. Additionally, subject to the 60-day lock-up restrictions described in “Underwriting,” we are not restricted from issuing additional Class A common shares or preferred shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A common shares or preferred shares or any substantially similar securities. In most circumstances, shareholders will not be entitled to vote on whether or not we issue additional Class A common shares. The market price of our Class A common shares could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering or the perception that such sales could occur.

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this prospectus supplement or the accompanying prospectus statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements reflect our current views with respect to financial results related to future events and are based on assumptions and expectations that may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements.

See “Risk Factors” in this prospectus supplement and the risk factors beginning on Page 4 of our Annual Report on Form 10-K for the year ended January 31, 2009 for information regarding some of the important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements.

We have no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We estimate the net proceeds we will receive from this offering to be approximately $303.4 million, assuming a public offering price of $7.93 per share (the last reported sales price of our Class A common stock on the NYSE on May 12, 2009) or approximately $349.0 million if the underwriters exercise their option to purchase additional shares from us in full, after deducting the underwriting discount and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to reduce the outstanding borrowings under our $750 million revolving credit facility and, if proceeds remain, for general corporate purposes. The additional liquidity under our $750 million revolving credit facility after application of the net proceeds will also be available for general corporate purposes. An affiliate of Merrill Lynch & Co. is the documentation agent for our $750 million revolving credit facility. Our revolving credit facility had an outstanding balance of $358 million as of May 12, 2009, bears interest at our option at either (1) LIBOR-based rate plus 2.50% (which equals 3.06% at May 12, 2009), or (2) a Prime-based rate plus 1.50% and is scheduled to mature in March 2010. Pending application of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF CLASS A COMMON STOCK

Our shares of Class A common stock are traded on the NYSE under the symbol “FCEA”. The following table summarizes the quarterly high and low sales prices per share of our Class A common stock as reported by the NYSE and the dividends declared per Class A common share:

	High	Low	Dividends

2009
First Fiscal Quarter	$8.97	$3.37	$—
Second Fiscal Quarter (through May 12, 2009)	9.08	7.44	—
2008
First Fiscal Quarter	$41.27	$34.43	$0.08
Second Fiscal Quarter	41.84	25.41	0.08
Third Fiscal Quarter	40.49	10.67	0.08
Fourth Fiscal Quarter	12.52	3.26	0.08
2007
First Fiscal Quarter	$71.68	$59.84	$0.07
Second Fiscal Quarter	73.84	53.92	0.08
Third Fiscal Quarter	64.84	51.82	0.08
Fourth Fiscal Quarter	56.74	34.58	0.08

As of April 30, 2009, there were approximately 726 holders of record of our Class A common stock. On May 12, 2009, the last reported sale price for the Class A common stock as reported by the NYSE was $7.93.

DIVIDEND POLICY

On December 5, 2008, our Board of Directors suspended the cash dividends on shares of Class A and Class B common stock following the payment of dividends on December 15, 2008, until such dividends are reinstated. Our $750 million revolving credit facility, as amended January 30, 2009, prohibits us from paying any dividends on our capital stock through March 2010. No assurance can be given when or if our Board of Directors may decide to commence paying dividends again.

CAPITALIZATION

The following table shows our capitalization as of January 31, 2009 and on an adjusted basis to give effect to (a) the application of $303.4 million of estimated net proceeds from this offering as described in “Use of Proceeds”’ above, assuming the sale of 40,000,000 shares of Class A common stock in this offering, at a public offering per share price of $7.93 per share (the last reported sale price for the Class A common stock as reported by the NYSE on May 12, 2009), after deducting the underwriting discount and estimated offering expenses of $13.8 million we expect to pay and (b) the net repayment of $7.5 million under our revolving credit facility from January 31, 2009 through May 12, 2009.

You should read this table in conjunction with the information set forth under “Use of Proceeds” and the consolidated financial statements and notes thereto incorporated by reference into the accompanying prospectus.

	As of January 31, 2009
	Actual	As Adjusted
	(Unaudited)
	(In thousands)
Debt, including current portion:
Mortgage debt, non-recourse	$7,078,390	$7,078,390
Revolving credit facility(1)	365,500	54,612
Senior and subordinated debt
3.625% puttable equity-linked senior notes due 2011	272,500	272,500
7.625% senior notes due 2015	300,000	300,000
6.500% senior notes due 2017	150,000	150,000
7.375% senior notes due 2034	100,000	100,000
Subordinated debt	47,910	47,910

Total debt, including current portion	8,314,300	8,003,412
Shareholders’ equity
Preferred stock — convertible, without par value; 10,000,000 shares authorized; no shares issued	—	—
Common stock — $.33 1/3 par value
Class A, 271,000,000 shares authorized; 80,082,126 shares issued and 80,080,262 outstanding, actual and 120,082,126 shares issued and 120,080,262 outstanding, as adjusted(2)	26,694	40,014
Class B, convertible, 56,000,000 authorized; 22,798,025 shares issued and outstanding actual, and as adjusted	7,599	7,599
Additional paid-in capital(3)	241,539	531,607
Retained earnings	645,852	645,852
Less treasury stock, at cost; 1,864 shares, actual and as adjusted	(21)	(21)
Accumulated other comprehensive loss	(107,521)	(107,521)

Total shareholders’ equity	814,142	1,117,530

Total capitalization	$9,128,442	$9,120,942

(1)	From January 31, 2009 through May 12, 2009, we have decreased borrowings under our $750 million revolving credit facility by $7.5 million to $358 million. Giving effect to the application of the estimated net proceeds of this offering, we assume a repayment of borrowings of $303.4 million under our revolving credit facility.
(2)	Excludes shares of our Class A common stock issuable under our 1994 Stock Plan, including 4,079,382 Class A common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $38.40, 1,101,625 shares of unvested restricted stock, 172,609 contingently issuable shares (performance shares), and 2,197,513 shares available for future grants. Also excludes 3,646,755 shares of our Class A common stock issuable upon the conversion of Class A Common Units and excludes any shares of our Class A common stock issuable upon a put of our 3.625% puttable equity-linked senior notes due 2011.
(3)	The “As Adjusted” column reflects approximately $13.8 million of transaction costs.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Total	40,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option. The underwriters will receive no discount with respect to 800,000 of the shares of Class A common stock reserved for sale by us to certain of our affiliates, as described below.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Company	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $600,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 6,000,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

The underwriters have reserved for sale by us 800,000 of the shares of our Class A common stock offered by this prospectus supplement for members of the Ratner and Miller families, including certain executive officers and members of our current board of directors, at the public offering price less the underwriting discount. The Ratner and Miller families, together with the Shafran family, have a controlling ownership interest in the Company. In addition, the underwriters have reserved for sale at the public offering price up to 1,870,000 additional shares of our Class A common stock offered by this prospectus supplement to these persons. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase these reserved shares. Each of these persons has entered into a lock-up agreement, as described below.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any shares of any class of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with any shares of any class of our common stock, for 60 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any shares of any class of our common stock,

•	sell any option or contract to purchase any shares of any class of our common stock,

•	purchase any option or contract to sell any shares of any class of our common stock,

•	grant any option, right or warrant for the sale of any shares of any class of our common stock,

•	lend or otherwise dispose of or transfer any shares of any class of our common stock,

•	request or demand that we file a registration statement related to any shares of any class of our common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of any class of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of any class of our common stock and to securities convertible into or exchangeable or exercisable for shares of any class of our common stock. It also applies to shares of any class of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

The shares of Class A common stock are listed on the New York Stock Exchange under the symbol “FCEA.”

FINRA Regulations

Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the Financial Industry Regulatory Authority, Inc. participating in the offering, the offering will be conducted in accordance with FINRA Rule 5110(h) and NASD Rule 2720(c)(3).

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates.

They have received, or may in the future receive, customary fees and commissions for these transactions. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the documentation agent and a lender for our $750 million revolving credit facility and serves as the administrative agent in more than $845 million of the construction financings entered into by our affiliates. Goldman, Sachs & Co. leases space from us in the ordinary course of its business. Morgan Stanley & Co. Incorporated beneficially owns approximately 7.5 million shares of our Class A common stock, which includes shares owned both directly and through one of its affiliates.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

VALIDITY OF THE CLASS A COMMON STOCK

Certain legal matters, including the validity of the shares of Class A common stock offered hereby, will be passed upon for us by Thompson Hine LLP, Cleveland, Ohio. Certain legal matters incident to the validity of the shares of Class A common stock offered hereby will be passed upon for us by Geralyn M. Presti, our Senior Vice President, General Counsel and Secretary. As of April 30, 2009, Ms. Presti owned 21,599 shares of our Class A common stock, including 12,695 restricted shares, 1,238 shares of our Class B common stock and options to purchase 57,147 shares of our Class A common stock, of which 28,060 are currently exercisable or exercisable within 60 days. The validity of the Class A common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely as to all matters of Ohio law upon the opinion of Thompson Hine LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the Commission’s Internet site at http://www.sec.gov or from our Internet site at http://www.forestcity.net. Our Corporate Governance Guidelines, our Code of Legal and Ethical Conduct and our committee charters are also available on our website at http://www.forestcity.net or in print upon written request addressed to Corporate Secretary, Forest City Enterprises, Inc., Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio 44113. However, the information on our Internet site does not constitute a part of this prospectus supplement.

Our Class A common stock, par value $.33 1/3 per share, is listed on the NYSE under the symbol “FCEA”. You can also inspect and copy any reports, proxy statements and other information that we file with the Commission at the offices of the NYSE located at 20 Broad Street, New York, NY 10005.

PROSPECTUS

Forest City Enterprises, Inc.
Senior Debt Securities
Senior Subordinated Debt Securities
Junior Subordinated Debt Securities
Class A Common Stock
Preferred Stock
Depositary Shares
Warrants

We may offer from time to time, in one or more offerings, our senior debt securities, senior subordinated debt securities, junior subordinated debt securities, Class A common stock, preferred stock, depositary shares or warrants. This prospectus describes the general terms of these securities and the general manner in which we may offer them.

We will provide specific terms of these securities in one or more supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should read this prospectus and any related prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those securities being offered.

We may sell the securities directly, through underwriters, dealers or agents as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any underwriters, dealers and agents, reserve the right to reject, in whole or in part, any proposed purchase of securities. The names of any underwriters, dealers or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in the accompanying prospectus supplement. In addition, the underwriters, if any, may over-allot a portion of the securities.

Our Class A common stock, par value $.33 1/3 per share, is listed on the New York Stock Exchange under the symbol “FCEA.” The closing price of our Class A common stock on the New York Stock Exchange on April 29, 2009 was $7.87 per share. None of the other securities that we may offer under this prospectus are currently publicly traded.

Investing in our securities involves risks. For a discussion of the risks you should consider before deciding to purchase these securities, please see the section titled “Risk Factors,” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2009.

References in the prospectus to “we,” “us,” “the Company” or “Forest City” or other similar terms mean Forest City Enterprises, Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) utilizing a “shelf registration” process or continuous offering process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include or incorporate by reference a detailed and current discussion of any risk factors and will discuss any special considerations applicable to those securities, including the plan of distribution. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section titled “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where the offering is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

FOREST CITY ENTERPRISES, INC.

Founded in 1920 and publicly traded since 1960, we are principally engaged in the ownership, development, management and acquisition of commercial and residential real estate and land in 27 states and the District of Columbia. At January 31, 2009, we had approximately $11.4 billion of consolidated assets, of which approximately $10.6 billion was invested in real estate, at cost. Our core markets include the New York City/Philadelphia metropolitan area, Denver, Boston, the Greater Washington D.C./Baltimore metropolitan area, Chicago and the state of California. We have offices in Albuquerque, Boston, Chicago, Denver, London (England), Los Angeles, New York City, San Francisco and Washington, D.C., and our corporate headquarters are in Cleveland, Ohio. Our portfolio of real estate assets is diversified both geographically and among property types.

We operate our business through three primary strategic business units:

•	Commercial Group, our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects.

•	Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. Additionally, it develops for-sale condominium projects and also owns interests in entities that develop and manage military family housing.

•	Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.

We are incorporated in the State of Ohio. Our principal executive offices are located at the Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio 44113-2203 and our telephone number is (216) 621-6060.

RISK FACTORS

Before you purchase securities offered pursuant to this prospectus, you should be aware of various risks, including but not limited to those discussed in the section titled “Item 1A. Risk Factors” beginning on page 4 of our Annual Report on Form 10-K for the year ended January 31, 2009, as may be further updated and modified periodically in our reports filed with the Commission. See “Incorporation of Certain Information by Reference” for more information on these reports. You should carefully consider these risk factors together with all other information in this prospectus and the applicable prospectus supplement before you decide to invest in the securities.

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this prospectus or may include or incorporate by reference in an accompanying prospectus supplement statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements reflect our current views with respect to financial results related to future events and are based on assumptions and expectations that may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements.

See “Risk Factors” for information regarding some of the important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements.

We disclaim any obligation, other than as may be imposed by law, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current and special reports, proxy statements and other information with the Commission. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the Commission’s Internet site at http://www.sec.gov or from our Internet site at http://www.forestcity.net. Our Corporate Governance Guidelines, our Code of Legal and Ethical Conduct and our committee charters are also available on our website at http://www.forestcity.net or in print upon written request addressed to Corporate Secretary, Forest City Enterprises, Inc., Terminal Tower, 50 Public Square, Suite 1360, Cleveland, Ohio 44113. However, the information on our Internet site does not constitute a part of this prospectus.

Our Class A common stock, par value $.33 1/3 per share, is listed on the New York Stock Exchange under the symbol “FCEA.” You can also inspect and copy any reports, proxy statements and other information that we file with the Commission at the offices of the New York Stock Exchange located at 20 Broad Street, New York, NY 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

In this prospectus, we incorporate by reference the information that we file with the Commission. This allows us to disclose important information to you by referring you to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. The information incorporated by reference is considered to be part of this prospectus and later information filed with the Commission will update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and until this offering is completed or terminated:

•	our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed with the Commission on March 30, 2009;

•	our Current Report on Form 8-K, filed with the Commission on February 5, 2009; and

•	a description of our Class A common stock contained in our Registration Statement on Form 10 and all amendments or reports filed with the Commission for the purpose of updating such description.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the Commission pursuant to Item 2.02 or 7.01 of Form 8-K.

You may request a copy of any of these filings, at no cost, by telephoning or writing to us at the following phone number, postal address or e-mail address:

Thomas T. Kmiecik, Assistant Treasurer
Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113-2203
Telephone Number: 216-621-6060
tomkmiecik@forestcity.net

USE OF PROCEEDS

Unless we inform you otherwise in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include, but are not limited to, repayment of debt, additions to working capital, development of new properties, capital expenditures and acquisitions. Until we use the proceeds in this manner, we may temporarily use them to make short-term investments or to reduce short-term debt.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Fiscal Year Ended January 31,
	2009		2008	2007	2006	2005

Ratio of Earnings to Fixed Charges(a)	*(b	)	1.04	1.31	1.27	1.40

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, less interest capitalized, less undistributed earnings of non-consolidated affiliates, plus fixed charges. Fixed charges consist of interest expenses on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor.

(a)	Included in earnings from continuing operations are non-cash charges related to depreciation and amortization of $269.6 million, $230.6 million, $174.7 million, $156.2 million and $139.2 million for the fiscal years ended January 31, 2009, 2008, 2007, 2006 and 2005, respectively. Depreciation and amortization reduce earnings from continuing operations, but do not impact our ability to cover our fixed charges.

(b)	For the year ended January 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $72.0 million.

To date, we have not issued any shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges and is not separately presented.

SUMMARY DESCRIPTION OF SECURITIES WE MAY OFFER

We may use this prospectus to offer the following types of securities:

•	Senior debt securities. These debt securities will be unsecured and will rank equally with all of our other unsubordinated and unsecured debt and may be convertible into, or exchangeable for, our preferred stock or Class A common stock.

•	Senior subordinated debt securities. These debt securities will be unsecured and will rank equally with all of our other senior subordinated and unsecured debt and may be convertible into, or exchangeable for, our preferred stock or Class A common stock.

•	Junior subordinated debt securities. These debt securities will be unsecured and will rank equally with all of our other junior subordinated and unsecured debt and may be convertible into, or exchangeable for, our preferred stock or Class A common stock.

•	Preferred stock, without par value. We can offer different series of preferred stock with different dividend, liquidation, redemption, conversion and voting rights.

•	Depositary Shares. We may issue depositary shares that would each represent a fraction of a share of preferred stock.

•	Class A common stock, par value $.33 1/3 per share.

•	Warrants to purchase any of the foregoing securities.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these securities.

DESCRIPTION OF SENIOR DEBT SECURITIES WE MAY OFFER

This section describes the general terms and provisions of the senior debt securities that we may issue separately, upon conversion of preferred stock or upon exercise of a debt warrant from time to time in the form of one or more series of senior debt securities. The applicable prospectus supplement will describe the specific terms, or modify the general terms, of the senior debt securities offered through that prospectus supplement and any special federal income tax consequences of these senior debt securities.

The senior debt securities we may offer will be issued under an indenture, between us and The Bank of New York, as trustee, or from time to time, in one or more series under an indenture between us and a trustee who will be named in a prospectus supplement. The statements and descriptions in this prospectus, in any prospectus supplement or in any other offering material regarding provisions of any indenture and the senior debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture (and any amendments or supplements we may enter into from time to time that are permitted under such indenture) and the senior debt securities, including the definitions therein of certain terms.

Unless we specify otherwise in the applicable prospectus supplement, such indenture will be in the form filed as an exhibit to, or incorporated by reference in the registration statement (including amendments to such registration statement) of which this prospectus is a part, subject to any amendments or supplements to such indenture as we may adopt from time to time.

The trustee under the senior debt indenture has two main roles.

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe later under “— Events of Default” and “— Modification and Waiver.”

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

See “— Relationship With the Trustee” below for more information about the trustee.

We currently conduct substantially all of our operations through our subsidiaries. Our ability to pay principal and interest on the senior debt securities will depend upon the ability of our subsidiaries to distribute their income to us. Some of our subsidiaries are subject to financial covenants that may limit or prohibit their ability to make loans, advances, dividends or distributions to us.

The senior debt securities we may offer will rank equally in right of payment with all our other existing and future senior unsecured debt outstanding as of March 23, 2009, including our $300.0 million aggregate principal amount of 7.625% senior notes due June 1, 2015, our $100.0 million aggregate principal amount of 7.375% senior notes due February 1, 2034, our $150.0 million aggregate principal amount of 6.500% senior notes due February 1, 2017, our $272.5 million aggregate principal amount of 3.625% puttable equity-linked senior notes due October 15, 2011, and our guaranty of the borrowings under the Forest City Rental Properties Corporation (“FCRPC”) Amended and Restated Credit Agreement, dated as of June 6, 2007. FCRPC is one of our wholly owned subsidiaries. The senior debt securities will be effectively subordinated to all our existing and future senior secured debt, to the extent of the value securing our senior secured debt.

Although the senior debt securities will be our senior obligations, they will be effectively subordinated to all existing and future debt and other liabilities, including trade payables and capital lease obligations, of our subsidiaries.

The FCRPC credit agreement prohibits the payment of principal and interest on any senior debt securities during the existence and continuation of a payment default under the FCRPC credit agreement or the guaranty. In the event of a continuing non-payment default, our guaranty prohibits FCRPC from making any distribution to us except as necessary to pay interest on any senior debt securities and taxes. Our guaranty will also prohibit our redemption or defeasance of any of our senior debt securities without the consent of the lenders under the FCRPC credit agreement.

General

The applicable prospectus supplement will set forth the price or prices at which the senior debt securities will be issued and will describe the following terms of the senior debt securities, if applicable:

•	the title and series of the senior debt securities;

•	any limit on the aggregate principal amount of the senior debt securities;

•	the identity of the person to whom we will pay any interest on a senior debt security, if it is any person other than the person in whose name the senior debt security is registered at the close of business on the regular record date for the interest payment;

•	the date or dates on which we will pay the principal of the senior debt securities;

•	if the senior debt securities will bear interest, the interest rate or rates, the date or dates from which the interest will accrue, the interest payment dates on which we will pay the interest and the regular record date for the interest payable on any interest payment date;

•	the place or places where we will pay the principal of, and any premium and interest on, the senior debt securities;

•	the period or periods within which, the price or prices at which, and the terms and conditions on which, we may, at our option, redeem the senior debt securities, in whole or in part;

•	our obligation, if any, to repurchase or redeem the senior debt securities upon the happening of an event or at your option;

•	if other than the entire principal amount, the portion of the principal amount of the senior debt securities that we will pay upon acceleration of maturity;

•	if other than the currency of the United States, the currency, currencies or currency units in which we will pay the principal of, or any premium or interest on, the senior debt securities and the manner in which we will determine the equivalent of the principal amount of the senior debt securities in the currency of the United States for any purpose;

•	if, at our option or your option, we may pay the principal of, or any premium or interest on, the senior debt securities in one or more currencies or currency units other than those in which the senior debt securities are stated to be payable, the currency, currencies or currency units in which we will pay, at our option or your option, these amounts, the periods within which and the terms and conditions upon which the election must be made by us or you, and the amount that we will pay or the manner in which we will determine the amount;

•	if the principal amount payable at the stated maturity of the senior debt securities will not be determinable as of any one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose;

•	that the senior debt securities, in whole or in any specified part, are defeasible as described below under “— Defeasance and Discharge” or “— Covenant Defeasance,” or under both captions;

•	whether the principal or interest will be indexed to, or determined by reference to, one or more securities, commodities, indices or other financial measure;

•	whether the principal or interest may be payable, in whole or in part, in securities of another issuer;

•	whether we may issue the senior debt securities, in whole or in part, in the form of one or more global securities, and, if so, the depositaries for the global securities, and, if different from those described below under “— Global Securities,” any circumstances under which we may exchange or transfer any global security, in whole or in part, in the names of persons other than the depositary or its nominee; and

•	any addition to or change in the events of default applicable to the senior debt securities and any change in the right of the trustee or your rights to declare the principal amount of the senior debt securities due and payable.

We may sell senior debt securities at a substantial discount to their principal amount. We will describe any special United States federal income tax considerations applicable to the senior debt securities sold at an original issue discount in the applicable prospectus supplement. In addition, we will describe any special United States federal income tax or other considerations applicable to any senior debt securities that are denominated in a currency or currency unit other than United States dollars in the applicable prospectus supplement.

Conversion Rights

We will set forth in an applicable prospectus supplement whether the senior debt securities will be convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions.

Form, Exchange and Transfer

We will issue the senior debt securities, if any, of each series only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations and integral multiples of $1,000.

At your option, subject to the terms of the senior debt indenture and the limitations applicable to global securities, senior debt securities of each series will be exchangeable for other senior debt securities of the same series of any authorized denomination in the same aggregate principal amount.

Subject to the terms of the senior debt indenture and the limitations applicable to global securities, you may present senior debt securities for exchange as provided above or for registration of transfer, if properly endorsed or with the form of transfer properly endorsed and executed, at the office of the security registrar or at the office of any transfer agent that we designate. There will be no service charge for any registration of transfer or exchange of senior debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. The security registrar will effect a transfer or exchange only if it is satisfied with the documents of title and identity of the person making the request for the transfer or exchange. We will appoint The Bank of New York or such other trustee as named in a prospectus supplement as security registrar, except as otherwise indicated in the applicable prospectus supplement.

If we redeem the senior debt securities of any series in part, we will not be required to issue, register the transfer of, or exchange, any senior debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or register the transfer of, or exchange, any senior debt security selected for redemption, in whole or in part, except the unredeemed portion of any senior debt security being redeemed in part.

Global Securities

Some or all of the senior debt securities of any series may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of the senior debt securities of the particular series represented by the global securities. Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement, will be deposited with that depositary or nominee or a custodian for the depositary or nominee and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided under the senior debt indenture.

Notwithstanding any provision of the senior debt indenture or any senior debt security, no global security may be exchanged, in whole or in part, for senior debt securities registered, and no transfer of a global security, in whole or in part, may be registered, in the name of any person other than the depositary for the global security or any nominee of the depositary unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as a depositary as required by the senior debt indenture;

•	an event of default, or an event that with notice or lapse of time, or both, will become an event of default, with respect to the senior debt securities represented by the global security has occurred and is continuing;

•	we so request; or

•	other circumstances, if any, in addition to or in lieu of those described above and as may be described in the applicable prospectus supplement, exist.

All securities issued in exchange for a global security or any portion of a global security will be registered in the names that the depositary directs.

As long as the depositary, or its nominee, is the registered holder of a global security, the depositary or the nominee will be considered the sole owner and holder of the global security and the series of senior debt securities represented by the global security for all purposes under that series of senior debt securities and the senior debt indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not be entitled to have a global security or any series of senior debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of certificated senior debt securities in exchange for the global security and will not be considered to be the owners or holders of the global security or any series of senior debt securities represented by the global security for any purpose under that series of senior debt securities or the senior debt indenture. All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the holder of the global security. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee and to persons that may hold beneficial interests through the depositary’s participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of senior debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, with respect to participants’ interests, or by any participant, with respect to interests of persons held by participants on their behalf. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. None of us, the senior debt trustee or any agent of ours or the senior debt trustee will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made for, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to beneficial interests.

Unless otherwise stated in the applicable prospectus supplement, we will appoint The Depository Trust Company (“DTC”) as the depositary for the senior debt securities.

We understand that neither DTC nor its nominee will consent or vote with respect to the senior debt securities. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns consenting or voting rights of DTC’s nominee to those participants to whose accounts the senior debt securities are credited on the record date identified in a listing attached to the omnibus proxy.

DTC has advised us that it will take any action permitted to be taken by a holder of senior debt securities (including the presentation of senior debt securities for exchange) only at the direction of one or more participants to whose account with DTC interests in the global security are credited and only in respect of such portion of the principal amount of the senior debt securities represented by the global security as to which such participant or participants has or have given such direction.

DTC has also advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants;

•	DTC’s participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	certain participants, or other representatives, together with other entities, own DTC; and

•	indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a senior debt security on any interest payment date will be made to the person in whose name the senior debt security, or one or more predecessor senior debt securities, is registered at the close of business on the regular record date for the interest payment.

Unless otherwise indicated in the applicable prospectus supplement, principal of, and any premium and interest on, the senior debt securities of a particular series will be payable at the office of the paying agent or paying agents that we may designate from time to time. Any other paying agents that we initially designate for the senior debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the senior debt securities of a particular series.

All moneys that we deposit with the trustee or pay to a paying agent for the payment of the principal of, or any premium or interest on, any senior debt security that remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the senior debt security may look only to us for payment of any principal, premium or interest.

Restrictive Covenants

Covenants applicable to the senior debt securities will be set forth in the applicable prospectus supplement.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the applicable prospectus supplement, the senior debt indenture will provide that Forest City Enterprises, Inc. may not consolidate with, merge into or reorganize with or into, or transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets to, any entity, unless all of the following conditions are met.

•	If the successor entity is not Forest City Enterprises, Inc., the successor entity is organized under the laws of any domestic jurisdiction and expressly assumes Forest City Enterprises, Inc.’s obligations under the senior debt indenture.

•	Immediately before and after giving effect to the transaction, and treating any debt that becomes an obligation of ours or the successor entity as a result of the transaction as having been incurred by us or the successor entity at the time of the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, has occurred and is continuing.

•	Immediately after giving effect to the transaction, the consolidated net worth (as defined in the senior debt indenture) of Forest City Enterprises, Inc. or the successor entity is equal to or greater than 90% of Forest City Enterprises, Inc.’s consolidated net worth immediately prior to the transaction.

•	Immediately after giving effect to the transaction, and treating any debt that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, Forest City Enterprises, Inc. could incur at least $1.00 of additional debt under specified financial ratios contained in the senior debt indenture.

•	If, as a result of the transaction, our properties or assets would become subject to a lien or other encumbrance that would not be permitted by the senior debt indenture, Forest City Enterprises, Inc. or the successor entity, as the case may be, takes the steps necessary to secure the senior debt securities equally and ratably with, or prior to, the indebtedness secured by the lien or other encumbrance.

•	Forest City Enterprises, Inc. delivers to the trustee an officers’ certificate and an opinion of counsel, both of which state that the transaction complies with the terms of the senior debt indenture.

Events of Default

Unless otherwise set forth in the applicable prospectus supplement, each of the following events will constitute an event of default under the senior debt indenture, if applicable:

•	failure to pay principal of, or premium, if any, on, any senior debt security when due;

•	failure to pay any interest on any senior debt security when due that continues for 30 days;

•	failure to perform or observe the covenants in the senior debt indenture, which may relate to dispositions of assets, mergers, consolidations and sales of all or substantially all our assets, or a change of control of the company, as specified in the applicable prospectus supplement;

•	failure to perform other covenants in the senior indenture that continues for 30 days after written notice as provided in the senior debt indenture;

•	a default under any recourse debt by us, individually or in the aggregate, in excess of $10.0 million, which default (1) constitutes a failure to pay when due, subject to any applicable grace period, any portion of the principal of that recourse debt, and (2) results in that recourse debt becoming or being declared due and payable prior to its stated maturity;

•	a default under any non-recourse debt by us, individually or in the aggregate, in excess of 20% of the aggregate principal amount of all of our outstanding non-recourse debt, which default (1) constitutes a failure to pay when due, subject to any applicable grace period, any portion of the principal of that non-recourse debt, or (2) results in that non-recourse debt becoming or being declared due and payable prior to its stated maturity;

•	the rendering of a final judgment or judgments against us or any subsidiary that is not subject to appeal in an amount in excess of $10.0 million that remains undischarged or unstayed for a period of 45 days after the date on which the right to appeal has expired;

•	we or any of our significant subsidiaries file for bankruptcy, or other events in bankruptcy, insolvency or reorganization occur; and

•	any other event of default specified in the applicable prospectus supplement.

Subject to the provisions of the senior debt indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the senior debt indenture at the request or direction of any of the holders, unless those holders have offered reasonable indemnity to the trustee. Subject to the provisions of the senior debt indenture relating to the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding senior debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If an event of default, other than an event of default relating to bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of a series of outstanding senior debt securities may accelerate the maturity of all senior debt securities of that series. If an event of default relating to bankruptcy, insolvency or reorganization occurs, the principal amount of all the senior debt securities, or, in the case of any original issue discount security or other senior debt security, a specified amount, will automatically, and without any action by the trustee or any holder, become immediately due and payable. However, after the acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding senior debt securities of that series may, under specific circumstances, rescind the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the senior debt indenture. For a more detailed discussion as to waiver of defaults, see “— Modification and Waiver.”

No holder of any senior debt security will have any right to institute any proceeding with respect to the senior debt indenture or for any remedy under the senior debt indenture unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to that series of senior debt securities;

•	the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of the relevant series have made a written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee;

•	the trustee has failed to institute the proceeding within 60 days; and

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding senior debt securities of the relevant series a direction inconsistent with the holders’ request.

However, these limitations do not apply to a suit instituted by a holder of a senior debt security for enforcement of payment of the principal of, and premium, if any, or interest on, any senior debt security on or after the respective due dates expressed in the senior debt security.

We will be required to furnish to the trustee a statement as to our performance of some of our obligations under the senior debt indenture and as to any default in our performance.

Modification and Waiver

Unless otherwise set forth in the applicable prospectus supplement, we and the trustee may modify and amend the senior debt indenture with the consent of the holders of not less than a majority in aggregate principal amount of any series of outstanding senior debt securities, and, in some instances, we and the trustee may modify and amend the senior debt indenture without the consent of the holders of any series of outstanding senior debt securities. However, we and the trustee may not modify or amend the senior debt indenture without the consent of the holder of each outstanding senior debt security affected by the modification or amendment if the modification or amendment:

•	changes the stated maturity of the principal of, or any installment of interest on, any senior debt security;

•	reduces the principal amount of, or the premium or interest on, any senior debt security;

•	changes the place or currency of payment of principal of, or premium or interest on, any senior debt security;

•	impairs the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

•	reduces the percentage of any series of outstanding senior debt securities necessary to modify or amend the senior debt indenture;

•	reduces the percentage of aggregate principal amount of any series of outstanding senior debt securities necessary for waiver of compliance with specified provisions of the senior debt indenture or for waiver of specified defaults; or

•	modifies any other provisions of the senior debt indenture set forth in the applicable prospectus supplement relating to the senior debt securities, except to increase any percentages referred to above or to provide that other provisions of the senior debt indenture cannot be modified or waived without the consent of the holders.

The holders of a majority in aggregate principal amount of any series of outstanding senior debt securities may waive our compliance with specified restrictive provisions of the senior debt indenture. The holders of a majority in aggregate principal amount of any series of outstanding senior debt securities may waive any past default under the senior debt indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest or any other default specified in the applicable prospectus supplement.

Defeasance and Discharge

The senior debt indenture will provide that, upon the exercise of our option, we will be discharged from all our obligations with respect to any senior debt securities of a series, except for the following obligations:

•	to exchange or register the transfer of senior debt securities;

•	to replace stolen, lost or mutilated senior debt securities;

•	to maintain paying agencies; and

•	to hold moneys for payment in trust, upon our deposit in trust for the benefit of the holders of the senior debt securities of money or United States government obligations, or both, in an amount sufficient to pay the principal of, and any premium and interest on, senior debt securities of that series on the stated maturity in accordance with the terms of the senior debt indenture and the senior debt securities of that series.

We may only exercise defeasance or discharge if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the senior debt securities of a relevant series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.

Covenant Defeasance

The senior debt indenture will provide that, at our option, we may omit to comply with specified restrictive covenants related to the senior debt securities of a series, including any that may be described in the applicable prospectus supplement, and the occurrence of specified events of default related to the senior debt securities of that series will be deemed not to be or result in an event of default. We may only exercise this option if we deposit, in trust for the benefit of the holders of the senior debt securities of that series, money or United States government obligations, or both, in an amount sufficient to pay the principal of, and any premium and each installment of interest on, the senior debt securities of that series on the stated maturity in accordance with the terms of the senior debt indenture and the senior debt securities of that series. We also must, among other things, deliver to the trustee an opinion of counsel to the effect that holders of the senior debt securities of the relevant series will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance of specified obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur.

If we exercise this option with respect to any senior debt securities of a series and the senior debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and United States government obligations deposited in trust may be insufficient to pay amounts due on the senior debt securities of that series at the time of the acceleration. In such a case, we would remain liable for the deficiency.

Notices

Unless otherwise specified in the applicable prospectus supplement, notices to the holders of senior debt securities will be given by mail to the addresses of those holders as they may appear in the security register.

Title

Unless otherwise specified in the applicable prospectus supplement, we, the trustee and any agents of ours or the trustee may treat the person in whose name a senior debt security is registered as the absolute owner of the senior debt security, whether or not the senior debt security may be overdue, for the purpose of making payment and for all other purposes.

Relationship with the Trustee

The Bank of New York is our trustee under our current senior debt indenture. If we enter into a new indenture with a different trustee, the applicable prospectus supplement will specify the trustee under the new indenture.

Governing Law

The senior debt indenture and the senior debt securities will be governed by, and construed in accordance with, the law of the State of New York, unless otherwise indicated in the applicable prospectus supplement.

DESCRIPTION OF SUBORDINATED DEBT SECURITIES WE MAY OFFER

This section describes the general terms and provisions of the subordinated debt securities that we may issue separately, upon conversion of preferred stock or upon exercise of a debt warrant from time to time in the form of one or more series of subordinated debt securities. The applicable prospectus supplement will describe the specific terms, or modify the general terms, of the subordinated debt securities offered through that prospectus supplement and any special federal income tax consequences of these subordinated debt securities.

The subordinated debt securities we may offer will be issued under an indenture between us and a subordinated trustee who will be named in a prospectus supplement. The senior subordinated indenture and junior subordinated indenture are sometimes referred to collectively in this prospectus as the “subordinated indentures.” The statements and descriptions in this prospectus, in any prospectus supplement or in any other offering material regarding provisions of any subordinated indenture and the subordinated debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable subordinated indenture (and any amendments or supplements we may enter into from time to time that are permitted under such indenture) and the subordinated debt securities, including the definitions therein of certain terms.

Unless we specify otherwise in the applicable prospectus supplement, such subordinated debt indenture will be in the form filed as an exhibit to, or incorporated by reference in the registration statement (including amendments to such registration statement) of which this prospectus is a part, subject to any amendments or supplements to such subordinated debt indenture as we may adopt from time to time.

The subordinated trustee under each of the subordinated debt indentures has two main roles.

•	First, the subordinated trustee can enforce your rights against us if we default. There are some limitations on the extent to which the subordinated trustee acts on your behalf, which we describe later under “— Events of Default” and “— Modification and Waiver.”

•	Second, the subordinated trustee performs administrative duties for us, such as sending you interest payments and notices.

See “— Relationship With the Subordinated Trustee” below for more information about the trustee.

We currently conduct substantially all of our operations through our subsidiaries. Our ability to pay principal and interest on the subordinated debt securities will depend on the ability of our subsidiaries to distribute their income to us. Some of our subsidiaries are subject to financial covenants that may limit or prohibit their ability to make loans, advances, dividends or distributions to us.

The junior subordinated debt securities we may offer, if any, will be subordinated in right of payment to all senior debt (as defined under “— Definitions”), and the senior subordinated debt securities will be subordinated in right of payment to all senior indebtedness (as defined under “— Definitions”). For a more detailed discussion of this subordination, see “— Subordination of Subordinated Debt Securities.”

The senior indebtedness outstanding as of March 23, 2009 is our $300.0 million aggregate principal amount of 7.625% senior notes due June 1, 2015, our $100.0 million aggregate principal amount of 7.375% senior notes due February 1, 2034, our $150.0 million aggregate principal amount of 6.500% senior notes due February 1, 2017, our $272.5 million aggregate principal amount of 3.625% puttable equity-linked senior notes due October 15, 2011 and our guaranty of borrowings under the FCRPC Amended and Restated Credit Agreement. The senior debt outstanding as of March 23, 2009 is, in addition to the senior indebtedness outstanding as of that date, our guaranties of the $20.4 million of Redevelopment Bonds that are due September 15, 2010 and $29.0 million of Subordinate Tax Revenue Bonds due December 1, 2013. The holders of subordinated debt securities, including senior subordinated debt securities, will also be effectively subordinated to all existing and future debt and other liabilities, including trade payables and capital lease obligations, of our subsidiaries.

General

The subordinated indentures will provide that we may issue subordinated debt securities in separate series from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the subordinated debt securities of any series. The subordinated debt securities will have terms and provisions that are not inconsistent with the subordinated indentures, including as to maturity, principal and interest, as we may determine.

The applicable prospectus supplement will set forth whether the subordinated debt securities will be senior subordinated debt securities or junior subordinated debt securities and the price or prices at which we will issue the subordinated debt securities. The applicable prospectus supplement will also describe the following terms of the subordinated debt securities, if applicable:

•	the title and series of the subordinated debt securities;

•	any limit on the aggregate principal amount of the subordinated debt securities or the series of which they are a part;

•	the identity of the person to whom we will pay any interest on a subordinated debt security, if it is any person other than the person in whose name the subordinated debt security is registered at the close of business on the regular record date for the interest payment;

•	the date or dates on which we will pay the principal of the subordinated debt securities;

•	if the subordinated debt securities will bear interest, the interest rate or rates, the date or dates from which the interest will accrue, the interest payment dates on which we will pay the interest and the regular record date for the interest payable on any interest payment date;

•	the place or places where we will pay the principal of, and any premium and interest on, the subordinated debt securities;

•	the period or periods within which, the price or prices at which, and the terms and conditions on which, we may, at our option, redeem the subordinated debt securities, in whole or in part;

•	our obligation, if any, to redeem or purchase the subordinated debt securities in connection with any sinking fund or similar provision or at the option of the holder, and the period or periods within which, the price or prices at which, and the terms and conditions on which, we will redeem or repurchase any of the subordinated debt securities, in whole or in part, in connection with this obligation;

•	the denominations in which we will issue the subordinated debt securities, if other than denominations and integral multiples of $1,000;

•	the index or formula, if any, that we will use to determine the amount of principal of, or any premium or interest on, the subordinated debt securities;

•	if other than the currency of the United States, the currency, currencies or currency units in which we will pay the principal of, or any premium or interest on, the subordinated debt securities and the manner in which we will determine the equivalent of the principal amount of the subordinated debt securities in the currency of the United States for any purpose;

•	if, at our option or your option, we may pay the principal of, or any premium or interest on, the subordinated debt securities in one or more currencies or currency units other than those in which the subordinated debt securities are stated to be payable, the currency, currencies or currency units in which we will pay, at our option or your option, these amounts, the periods within which and the terms and conditions upon which the election must be made by us or you, and the amount that we will pay or the manner in which we will determine the amount;

•	if other than the entire principal amount, the portion of the principal amount of the subordinated debt securities that we will pay upon acceleration of maturity;

•	if the principal amount payable at the stated maturity of the subordinated debt securities will not be determinable as of any one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose;

•	that the subordinated debt securities, in whole or any specified part, are defeasible under the provisions of the applicable subordinated indenture described below under “— Defeasance and Discharge” or “— Covenant Defeasance,” or under both captions;

•	whether the principal or interest will be indexed to, or determined by reference to, one or more securities, commodities, indices, or other financial measure;

•	whether the principal or interest may be payable, in whole or in part, in securities of another issuer;

•	whether we may issue the subordinated debt securities, in whole or in part, in the form of one or more global securities, and, if so, the depositaries for the global securities, and, if different from those described below under “— Global Securities,” any circumstances under which we may exchange or transfer any global security, in whole or in part, for securities in the names of persons other than the depositary or its nominee; and

•	any addition to or change in the events of default applicable to the subordinated debt securities and any change in the right of the subordinated trustee or the holders of the subordinated debt securities to declare the principal amount of the subordinated debt securities due and payable.

We may sell subordinated debt securities at a substantial discount to their principal amount. We will describe any special United States federal income tax considerations applicable to subordinated debt securities sold at an original issue discount in the applicable prospectus supplement. In addition, we will describe any special United States federal income tax or other considerations applicable to any subordinated debt securities that are denominated in a currency or currency unit other than United States dollars in the applicable prospectus supplement.

Conversion Rights

We will set forth in an applicable prospectus supplement whether the subordinated debt securities will be convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions.

Subordination of Subordinated Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to the subordinated debt securities.

Senior Subordinated Debt Securities

The senior subordinated debt indenture may provide that the senior subordinated debt securities are subordinate in right of payment to the prior payment in full of all senior indebtedness, which, as of March 23, 2009, includes our $300.0 million aggregate principal amount of 7.625% senior notes due June 1, 2015, our $100.0 million aggregate principal amount of 7.375% senior notes due February 1, 2034, our $150.0 million aggregate principal amount of 6.500% senior notes due February 1, 2017, our $272.5 million aggregate principal amount of 3.625% puttable equity-linked senior notes due October 15, 2011 and our guaranty of the obligations under the FCRPC Amended and Restated Credit Agreement, and any senior debt securities that we may issue under the senior debt indenture.

The holders of all senior indebtedness outstanding at the time of acceleration will first be entitled to receive payment in full of all amounts due on the senior indebtedness before the holders of the senior subordinated debt securities will be entitled to receive any payment upon the principal of, or premium, if any, or interest, if any, on the senior subordinated debt securities in the following circumstances:

•	upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Forest City Enterprises, Inc.;

•	(a) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior indebtedness beyond any applicable grace period or (b) in the event that any event of default with respect to any senior indebtedness has occurred and is continuing, permitting the holders of that senior indebtedness (or a trustee) to accelerate the maturity of that senior indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b); or

•	in the event that any senior subordinated debt securities have been declared due and payable before their stated maturity.

By reason of this subordination, in the event of liquidation or insolvency, holders of senior subordinated debt securities may recover less than holders of senior indebtedness and may recover more than the holders of junior subordinated debt securities.

For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities, other than stock and some of our subordinated securities, upon conversion or exchange of a senior subordinated debt security will be deemed to constitute payment upon the principal of the senior subordinated debt security.

Junior Subordinated Debt Securities

The junior subordinated debt indenture may provide that the junior subordinated debt securities are subordinate in right of payment to the prior payment in full of all senior debt, including any senior subordinated debt securities that we may issue under the senior subordinated debt indenture.

The holders of all senior debt outstanding at the time of acceleration will first be entitled to receive payment in full of all amounts due on the senior debt before the holders of the junior subordinated debt securities will be entitled to receive any payment upon the principal of, or premium, if any, or interest, if any, on the junior subordinated debt securities in the following circumstances:

•	upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Forest City Enterprises, Inc.;

•	(a) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior debt beyond any applicable grace period or (b) in the event that any event of default with respect to any senior debt has occurred and is continuing, permitting the holders of that senior debt (or a trustee) to accelerate the maturity of that senior debt, whether or not the maturity is in fact accelerated (unless, in the case of (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b); or

•	in the event that any junior subordinated debt securities have been declared due and payable before their stated maturity.

By reason of this subordination, in the event of liquidation or insolvency, holders of junior subordinated debt securities may recover less than holders of senior debt, including the holders of any senior subordinated debt securities.

For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities, other than stock and some of our subordinated securities, upon conversion or exchange of a junior subordinated debt security will be deemed to constitute payment upon the principal of the junior subordinated debt security.

Definitions

Unless otherwise indicated in the applicable prospectus supplement, the following definitions are applicable to the subordinated indentures relating to the subordinated debt securities. You should refer to the applicable subordinated indenture for the full definition of each term.

“Debt” means, without duplication, with respect to any person or entity, whether recourse is to all or a portion of the assets of that person or entity and whether or not contingent:

•	every obligation of that person or entity for money borrowed;

•	every obligation of that person or entity evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	every reimbursement obligation of that person or entity with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of that person or entity;

•	every obligation of that person or entity issued or assumed as the deferred purchase price of property or services;

•	all indebtedness of that person or entity, whether incurred on or prior to the date of the applicable subordinated indenture or incurred later, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and

•	every obligation of the type referred to in the foregoing clauses of another person or entity and all dividends of another person or entity the payment of which, in either case, that person or entity has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise;

provided that this definition does not include trade accounts payable or accrued liabilities arising in the ordinary course of business.

“Senior debt” means the principal of, and premium, if any, and interest if any, on debt (as defined above), whether incurred on or prior to the date of the junior subordinated indenture or created later, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations are not superior in right of payment to the junior subordinated debt securities or to other debt that is equal with, or subordinated to, the junior subordinated debt securities. Senior debt will not include any debt (as defined above) that, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, was without recourse to us, debt to any of our employees, and the junior subordinated debt securities.

“Senior indebtedness” means the principal of, and premium, if any, and interest on all indebtedness for borrowed money, whether incurred on or prior to the date of the senior subordinated indenture or incurred later, excluding (a) the subordinated debt securities and (b) obligations that by their terms are not superior in right of payment to the senior subordinated securities or to other indebtedness that is equal with, or subordinated to, the senior subordinated securities. The term “indebtedness for money borrowed” as used in the prior sentence means any obligation of, or any obligation guaranteed by, Forest City Enterprises, Inc. for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets.

Neither subordinated indenture limits or prohibits the incurrence of additional senior debt or senior indebtedness, either of which may include indebtedness that is senior to the subordinated debt securities, but subordinate to other obligations of ours. In connection with the future issuances of securities, the subordinated indentures may be amended or supplemented to limit the amount of indebtedness incurred by us.

The applicable prospectus supplement may further describe the provisions, if any, applicable to the subordination of the subordinated debt securities of a particular series.

Form, Exchange and Transfer

We will issue the subordinated debt securities, if any, of each series only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations and integral multiples of $1,000.

At the option of the holder, subject to the terms of the applicable subordinated indenture and the limitations applicable to global securities, subordinated debt securities of each series will be exchangeable for other subordinated debt securities of the same series of any authorized denomination in the same aggregate principal amount.

Subject to the terms of the applicable subordinated indenture and the limitations applicable to global securities, you may present subordinated debt securities for exchange as provided above or for registration of transfer, if properly endorsed or with the form of transfer properly endorsed and executed, at the office of the security registrar or at the office of any transfer agent that we designate. There will be no service charge for any registration of transfer or exchange of subordinated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. The security registrar or transfer agent will effect a transfer or exchange only if it is satisfied with the documents of title and identity of the person making the request for the transfer or exchange. We will appoint a security registrar, as indicated in the applicable prospectus supplement. Any transfer agent that we initially designate for any subordinated debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the subordinated debt securities of each series.

If we redeem the subordinated debt securities of any series in part, we will not be required to issue, register the transfer of, or exchange, any subordinated debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or register the transfer of, or exchange, any subordinated debt security selected for redemption, in whole or in part, except the unredeemed portion of any subordinated debt security being redeemed in part.

Global Securities

Some or all of the subordinated debt securities of any series may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of the subordinated debt securities of the particular series represented by the global securities. Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement, will be deposited with that depositary or nominee or a custodian for the depositary or nominee and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided under the applicable subordinated indenture.

Notwithstanding any provision of the applicable subordinated indenture or any subordinated debt security, no global security may be exchanged, in whole or in part, for subordinated debt securities registered, and no transfer of a global security, in whole or in part, may be registered, in the name of any person other than the depositary for the global security or any nominee of the depositary unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as a depositary as required by the applicable subordinated indenture;

•	an event of default with respect to the subordinated debt securities of a series represented by the global security has occurred and is continuing; or

•	other circumstances, if any, in addition to or in lieu of those described above and as may be described in the applicable prospectus supplement, exist.

All securities issued in exchange for a global security or any portion of a global security will be registered in the names that the depositary directs.

As long as the depositary, or its nominee, is the registered holder of a global security, the depositary or the nominee will be considered the sole owner and holder of the global security and the series of subordinated debt securities represented by the global security for all purposes under the subordinated debt securities and the applicable subordinated indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not be entitled to have a global security or any subordinated debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of certificated subordinated debt securities in exchange for the global security and will not be considered to be the owners or holders of the global security or any subordinated debt securities represented by the global security for any purpose under the subordinated debt securities or the applicable subordinated indenture. All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the holder of the global security. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee and to persons that may hold beneficial interests through the depositary’s participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the series of subordinated debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, with respect to participants’ interests, or by any participant, with respect to interests of persons held by participants on their behalf. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. None of us, the subordinated trustee or any agent of ours or the subordinated trustee will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made for, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to beneficial interests.

Unless otherwise stated in the applicable prospectus supplement, we will appoint DTC as the depositary for the subordinated debt securities.

We understand that neither DTC nor its nominee will consent or vote with respect to the subordinated debt securities. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns consenting or voting rights of DTC’s nominee to those participants to whose accounts the subordinated debt securities are credited on the record date identified in a listing attached to the omnibus proxy.

DTC has advised us that it will take any action permitted to be taken by a holder of subordinated debt securities (including the presentation of subordinated debt securities for exchange) only at the direction of one or more participants to whose account with DTC interests in the global security are credited and only in respect of such portion of the principal amount of the subordinated debt securities represented by the global security as to which such participant or participants has or have given such direction.

DTC has also advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants;

•	DTC’s participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	certain participants, or other representatives, together with other entities, own DTC; and

•	indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a subordinated debt security on any interest payment date will be made to the person in whose name the subordinated debt security, or one or more predecessor debt securities, is registered at the close of business on the regular record date for the interest payment.

Unless otherwise indicated in the applicable prospectus supplement, principal of, and any premium and interest on, the subordinated debt securities of a particular series will be payable at the office of the paying agent or paying agents that we may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the subordinated trustee in The City of New York will be designated as our sole paying agent for payments with respect to subordinated debt securities of each series. Any other paying agents that we initially designate for the subordinated debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the subordinated debt securities of a particular series.

All moneys that we pay to a paying agent for the payment of the principal of, or any premium or interest on, any subordinated debt security that remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the subordinated debt security may look only to us for payment of any principal, premium or interest.

Restrictive Covenants

We will include covenants specific to a particular series of subordinated debt securities in the applicable prospectus supplement.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the applicable prospectus supplement, the subordinated indentures will provide that Forest City Enterprises, Inc. may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any entity, and may not permit any entity to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to Forest City Enterprises, Inc., unless all of the following conditions are met.

•	If the successor entity is not Forest City Enterprises, Inc., the successor entity is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and expressly assumes Forest City Enterprises, Inc.’s obligations on the subordinated debt securities and under the subordinated indentures.

•	Immediately after giving effect to the transaction, and treating any debt that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, has occurred and is continuing.

•	If, as a result of the transaction, the properties or assets of Forest City Enterprises, Inc. would become subject to a lien or other encumbrance that would not be permitted by the applicable subordinated indenture, Forest City Enterprises, Inc. or the successor entity, as the case may be, takes the steps necessary to secure the subordinated debt securities equally and ratably with, or prior to, the indebtedness secured by the lien or other encumbrance.

•	Forest City Enterprises, Inc. delivers to the subordinated trustee an officers’ certificate and an opinion of counsel, both of which state that the transaction complies with the terms of the applicable subordinated indenture.

Events of Default

Unless otherwise set forth in the applicable prospectus supplement, each of the following will constitute an event of default under the applicable subordinated indenture with respect to subordinated debt securities of any series, if applicable:

•	failure to pay principal of, or premium, if any, on, any subordinated debt security of that series when due, whether or not the payment is prohibited by the subordination provisions of the applicable subordinated indenture;

•	failure to pay any interest on any subordinated debt securities of that series when due that continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the applicable subordinated indenture;

•	failure to deposit any sinking fund payment when due on any subordinated debt security of that series, whether or not the deposit is prohibited by the subordination provisions of the applicable subordinated indenture;

•	failure to perform any other covenant in the applicable subordinated indenture, other than a covenant included in the applicable subordinated indenture solely for the benefit of a series other than that series, that continues for 60 days after written notice has been given by the subordinated trustee or the holders of at least 10% in aggregate principal amount of the outstanding subordinated debt securities of that series as provided in the applicable indenture;

•	a default under any recourse debt by us, individually or in the aggregate, in excess of $10.0 million, which default (1) constitutes a failure to pay when due, subject to any applicable grace period, any portion of the principal of that recourse debt, and (2) results in that recourse debt becoming or being declared due and payable prior to its stated maturity;

•	a default under any non-recourse debt by us, individually or in the aggregate, in excess of 20% of the aggregate principal amount of all of our outstanding non-recourse debt, which default (1) constitutes a failure to pay when due, subject to any applicable grace period, any portion of the principal of that non-recourse debt, or (2) results in that non-recourse debt becoming or being declared due and payable prior to its stated maturity;

•	we or any of our significant subsidiaries file for bankruptcy, or other events in bankruptcy, insolvency or reorganization occur; and

•	any other event of default specified in the applicable prospectus supplement.

If any event of default, other than an event of default relating to bankruptcy, insolvency or reorganization, occurs and is continuing, either the subordinated trustee or the holders of at least 25% in aggregate principal amount of the outstanding subordinated debt securities of the applicable series, by notice as provided in the applicable subordinated indenture, may declare the principal amount of the subordinated debt securities of that series to be due and payable immediately. If an event of default relating to bankruptcy, insolvency or reorganization occurs, the principal amount of all the subordinated debt securities of the applicable series, or, in the case of any original issue discount security or other subordinated debt security, a specified amount, will automatically, and without any action by the subordinated trustee or any holder, become immediately due and payable. However, after the acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of that series may, under specified circumstances, rescind the acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived as provided in the applicable subordinated indenture. For a more detailed discussion as to waiver of defaults, see “— Modification and Waiver.”

Subject to the provisions of the applicable subordinated indenture relating to the duties of the subordinated trustee in case an event of default occurs and is continuing, the subordinated trustee will be under no obligation to exercise any of its rights or powers under the applicable subordinated indenture at the request or direction of any of the holders, unless the holders have offered to the subordinated trustee reasonable indemnity. Subject to the provisions of the applicable subordinated indenture relating to the indemnification of the subordinated trustee, the holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the subordinated trustee or exercising any trust or power conferred on the subordinated trustee with respect to the subordinated debt securities of that series.

No holder of a subordinated debt security of any series will have any right to institute any proceeding with respect to the applicable subordinated indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	the holder has previously given to the subordinated trustee written notice of a continuing event of default with respect to the subordinated debt securities of that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding subordinated debt securities of that series have made a written request and offered reasonable indemnity to the trustee to institute the proceeding as trustee;

•	the subordinated trustee has failed to institute the proceeding; and

•	the subordinated trustee has not received from the holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of that series a direction inconsistent with the request within 60 days after the notice, request and offer.

However, these limitations do not apply to a suit instituted by a holder of a subordinated debt security for the enforcement of payment of the principal of or any premium or interest on such subordinated debt security on or after the applicable due date specified in the debt security.

We will be required to furnish to the subordinated trustee annually a statement as to whether or not we, to our knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of each subordinated indenture and, if so, specifying all known defaults.

Modification and Waiver

Unless otherwise set forth in the applicable prospectus supplement, we and the subordinated trustee may modify and amend the applicable subordinated indenture with the consent of holders of not less than a majority in aggregate principal amount of any series of outstanding subordinated debt securities, and, in some instances, we and the subordinated trustee may modify and amend the subordinated indenture without the consent of the holders of any series of outstanding subordinated debt securities. However, we and the subordinated trustee may not modify or amend the subordinated indenture without the consent of the holder of each outstanding subordinated debt security affected by the modification or amendment if the modification or amendment:

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any subordinated debt security;

•	reduces the principal amount of, or any premium or interest on, any subordinated debt security;

•	reduces the amount of principal of an original issue discount security or any other subordinated debt security payable upon acceleration of maturity;

•	changes the place or currency of payment of principal of, or any premium or interest on, any subordinated debt security;

•	impairs the right to institute suit for the enforcement of any payment on or with respect to any subordinated debt security;

•	reduces the percentage of outstanding subordinated debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable subordinated indenture;

•	reduces the percentage of outstanding subordinated debt securities of any series necessary for waiver of compliance with specified provisions of the applicable subordinated indenture or for waiver of specified defaults;

•	modifies the provisions relating to modification and waiver in any other respect except to increase any required percentage referred to above or to add to the provisions that cannot be changed or modified without the consent of the holders; or

•	in the case of convertible subordinated debt securities, makes any change that adversely affects the right to convert any subordinated debt security, except as permitted by the applicable subordinated indenture, or decreases the conversion rate or increases the conversion price of any subordinated debt security.

Each subordinated indenture will provide that the holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of any series may waive our compliance with specified restrictive provisions of the applicable subordinated indenture. The holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of any series may waive any past default with respect to that series under the applicable subordinated indenture, except a default in the payment of principal, premium or interest and specified covenants and provisions of the applicable subordinated indenture that cannot be amended without the consent of the holder of each outstanding subordinated debt security of the affected series.

Defeasance and Discharge

The applicable subordinated indenture will provide that, upon the exercise of our option, we will be discharged from all our obligations with respect to any subordinated debt securities of a series, including the provisions relating to subordination, except for the following obligations:

•	to exchange or register the transfer of subordinated debt securities;

•	to replace stolen, lost or mutilated subordinated debt securities;

•	to maintain paying agencies; and

•	to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of the subordinated debt securities of money or United States government obligations, or both, in an amount sufficient to pay the principal of, and any premium and interest on, the subordinated debt securities of that series on the stated maturity in accordance with the terms of the applicable subordinated indenture and the subordinated debt securities of that series.

We may only exercise defeasance or discharge if, among other things, we have delivered to the subordinated trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the subordinated debt securities of a relevant series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.

Covenant Defeasance

The applicable subordinated indenture will provide that, at our option, we may omit to comply with specified restrictive covenants related to the subordinated debt securities of a series, including any that may be described in the applicable prospectus supplement, and the occurrence of specific events of default that are described above under “— Events of Default” and any that may be described in the applicable prospectus supplement that are related to the subordinated debt securities, will be deemed not to be or result in an event of default. If this occurs, the provisions relating to subordination will cease to be effective with respect to any subordinated debt securities. We may only exercise this option if we deposit, in trust for the benefit of the holders of the subordinated debt securities of that series, money or United States government obligations, or both, in an amount sufficient to pay the principal of, and any premium and interest on, the subordinated debt securities on the stated maturity in accordance with the terms of the applicable subordinated indenture and the subordinated debt securities of that series. We also must, among other things, deliver to the subordinated trustee an opinion of counsel to the effect that holders of the subordinated debt securities of the relevant series will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance of specified obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur.

If we exercise this option with respect to any subordinated debt securities of a series and the subordinated debt securities are declared due and payable because of the occurrence of any event of default, the amount of money and United States government obligations so deposited in trust may be insufficient to pay amounts due on the subordinated debt securities at the time of their respective stated maturities but is not sufficient to pay amounts due on the subordinated debt securities of that series at the time of the acceleration. In such a case, we would remain liable for the deficiency.

Notices

Unless otherwise set forth in the applicable prospectus supplement, notices to the holders of subordinated debt securities will be given by mail to the addresses of those holders as they may appear in the security register.

Title

Unless otherwise set forth in the applicable prospectus supplement, we, the subordinated trustee and any agents of ours or the subordinated trustee may treat the person in whose name a subordinated debt security is registered as the absolute owner of the subordinated debt security, whether or not the subordinated debt security may be overdue, for the purpose of making payment and for all other purposes.

Relationships with the Subordinated Trustee

The subordinated trustee under the senior subordinated indenture and the junior subordinated indenture will be specified in a prospectus supplement.

Governing Law

The subordinated indentures and the subordinated debt securities will be governed by, and construed in accordance with, the law of the State of New York, unless otherwise indicated in the applicable prospectus supplement.

DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

This section describes the general terms and provisions of the preferred stock that we may issue separately, upon conversion of a senior debt security, upon conversion of a subordinated debt security or upon exercise of an equity warrant. The applicable prospectus supplement will describe the specific terms, or modify the general terms, of any shares of preferred stock offered through that prospectus supplement and any special federal income tax consequences of those shares of preferred stock. We will file an amendment to our Amended Articles of Incorporation that contains the terms of each series of preferred stock each time we issue a new series of preferred stock. This amendment will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions, including any dividend, redemption, liquidation, sinking fund and conversion rights. The description set forth below is not complete and is subject to the amendments to our Amended Articles of Incorporation fixing the preferences, limitations and relative rights of a particular series of preferred stock. You should refer to these amendments for specific information on the preferred stock. See “Where You Can Find More Information” for information on how to obtain copies of amendments to our Amended Articles of Incorporation.

General

Under our Amended Articles of Incorporation, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, without par value, in multiple series without the approval of shareholders with any designation, powers, privileges, preferences and rights, as well as any applicable qualifications, limitations or restrictions, as may be fixed by the board of directors.

The preferred stock we may offer, if any, will have the dividend, redemption, liquidation, sinking fund and conversion rights set forth below unless otherwise provided in the applicable prospectus supplement. You should refer to the applicable prospectus supplement relating to the particular series of preferred stock offered by that prospectus supplement for specific terms, which may include:

•	the designation and authorized number of shares of each series;

•	the title and liquidation preference per share;

•	the number of shares offered;

•	the price at which the shares of each series will be issued;

•	the dividend rate, if any, the dates on which we will pay dividends and the dates from which dividends will commence to accumulate;

•	any redemption or sinking fund provisions of each series;

•	any conversion or exchange rights; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of each series.

The shares of preferred stock will be, when issued, fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of preferred stock and, in all cases, will be senior to our Class A common stock and our Class B common stock.

Dividend Rights

Unless otherwise set forth in the applicable prospectus supplement, holders of preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for the payment of dividends, cash dividends at the rates and on the dates as set forth in the applicable prospectus supplement. Holders of preferred stock will be entitled to receive dividends in preference to and in priority over dividends on common stock and may be cumulative or non-cumulative as determined by our board of directors. We will generally be able to pay dividends and distribute assets to holders of our preferred stock only if we have satisfied our obligations on our debt that is then due and payable.

If the applicable prospectus supplement so provides, as long as any shares of preferred stock are outstanding, no dividends will be declared or paid or any distributions be made on our Class A or Class B common stock unless the accrued dividends on each series of preferred stock have been declared and paid.

Each series of preferred stock will be entitled to dividends as described in the applicable prospectus supplement. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

Rights Upon Liquidation

Upon any dissolution, liquidation or “winding up” of Forest City Enterprises, Inc., the holders of each series of preferred stock will be entitled to receive out of its assets, whether from capital, surplus or earnings, and before any distribution of any assets is made on Class A common stock or Class B common stock, the amount per share fixed by the board of directors for that series of preferred stock, as reflected in the applicable prospectus supplement, plus unpaid dividends, if any, to the date fixed for distribution. Unless otherwise indicated in the applicable prospectus supplement, holders of preferred stock will be entitled to no further participation in any distribution made in conjunction with any dissolution, liquidation or “winding up.”

Redemption

A series of preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption in connection with a sinking fund. The terms, times, redemption prices and types of consideration of the redemption will be set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the number of shares of the series that we will redeem in each year commencing after a specified date, at a specified redemption price per share, together with an amount equal to any accrued and unpaid dividends to the date of redemption.

If, after giving notice of redemption to the holders of a series of preferred stock, we deposit with a designated bank funds sufficient to redeem the series of preferred stock, then from and after the deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right, if applicable, to convert the shares of preferred stock into our Class A common stock or other securities prior to the date fixed for redemption.

Except as indicated in the applicable prospectus supplement, the preferred stock is not subject to any mandatory redemption at the option of the holder.

Sinking Fund

The applicable prospectus supplement for any series of preferred stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

Conversion Rights

The applicable prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of Class A common stock or, if applicable, other securities. Unless otherwise indicated in the applicable prospectus supplement, the preferred stock will have no preemptive rights.

Voting Rights

Under ordinary circumstances, the holders of preferred stock have no voting rights except as required by law. However, if dividends on the preferred stock are in arrears for an aggregate of six quarterly dividends, the holders of the preferred stock, voting as a class, will become entitled to elect two directors until the time as the arrearages are paid and current dividends paid or declared and funded. The applicable prospectus supplement may provide additional voting rights for holders of preferred stock.

Transfer Agent and Registrar

We will select the transfer agent, registrar and dividend disbursement agent for a series of preferred stock, and each one will be described in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of preferred stock have the right to vote on any matter.

DESCRIPTION OF DEPOSITARY SHARES WE MAY OFFER

We may, at our option, elect to offer fractional shares of preferred stock rather than full shares of preferred stock. If we do elect to offer fractional shares of preferred stock, we will issue depositary shares that each represent a fraction of a share of a particular series of preferred stock. This section describes the general terms and provisions of the depositary shares that we may issue. The applicable prospectus supplement will describe the specific terms, or modify the general terms, of any depositary shares offered through that prospectus supplement and any special federal income tax consequences of those depositary shares.

The statements and descriptions in this prospectus, in any prospectus supplement or in any other offering material regarding provisions of any deposit agreement between us and a depositary is a summary thereof, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable deposit agreement (and any amendments we may enter into from time to time) and the depositary shares, including the definitions therein of certain terms.

Unless we specify otherwise in the applicable prospectus supplement, such deposit agreement will be in the form filed as an exhibit to, or incorporated by reference in the registration statement (including amendments to such registration statement) of which this prospectus is a part, subject to any amendments to such deposit agreement as we may adopt from time to time.

General

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented by the depositary shares, including dividend, voting, redemption, subscription and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering. Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to, and entitling the holders to all the rights pertaining to, definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received on the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of the depositary shares owned by the holders of the depositary shares. The depositary will distribute only the amount, however, as can be distributed without attributing to any holder of depositary shares a fraction of one cent, and the balance not so distributed will be held by the depositary, without liability for interest thereon, and will be added to and treated as part of the sum next received by the depositary for distribution to record holders of depositary shares.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled to the distribution, in amounts as are, as nearly as practicable, in proportion to the number of depositary shares owned by each holder, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, adopt any method that it deems equitable and practical, including the sale of the property and the distribution of the net proceeds from the sale to the holders of depositary shares.

The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of the preferred stock will be made available to the holders of depositary shares.

Withdrawal of Preferred Stock

Unless the related depositary shares have previously been called for redemption, the holder of the depositary shares may receive the number of whole shares of the related series of preferred stock and any money or other property represented by the depositary shares after surrendering the depositary receipts at the corporate trust office of the depositary, paying taxes, charges and fees provided for in the deposit agreement and complying with any other requirements of the deposit agreement. Holders of depositary shares making these withdrawals will be entitled to receive whole shares of the related series of preferred stock on the basis set forth in the applicable prospectus supplement for the series of preferred stock, but holders of whole shares of the preferred stock will not be entitled to receive depositary shares at a later time in exchange for whole shares of preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of the related series of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds it receives from the redemption, in whole or in part, of the series of preferred stock held by the depositary in accordance with the terms of the deposit agreement. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary or by any other method that may be determined by the depositary to be equitable.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of the holders of the depositary shares will cease, except the right to receive the money, securities or other property payable upon redemption and any money, securities, or other property to which the holders of the depositary shares were entitled upon redemption. To receive this money, securities or property, the holder must surrender the depositary receipts evidencing the depositary shares to the depositary.

Voting Deposited Preferred Stock

Upon receipt of notice of any meeting at which the holders of any series of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the applicable series of preferred stock. Each record holder of the depositary shares on the record date for that series of preferred stock will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of whole shares of that series of preferred stock represented by the holder’s depositary shares. The depositary will attempt, as practicable, to vote the amount of whole shares of that series of preferred stock represented by the depositary shares in accordance with each holder’s instructions. We will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent that it does not receive specific instructions from the holder of depositary shares representing that series of preferred stock.

Amendment and Termination of the Deposit Agreement

We and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the affected depositary shares then outstanding under the deposit agreement. We or the depositary may terminate the deposit agreement only if:

•	all outstanding depositary shares under the deposit agreement have been redeemed; or

•	there has been a final distribution on the preferred stock in connection with any liquidation, dissolution or winding up of Forest City Enterprises, Inc. and the distribution has been distributed to the holders of depositary receipts.

Charges and Expenses of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock, any redemption of the preferred stock at our option and any withdrawals of preferred stock by the holders of depositary shares. Holders of depositary receipts will pay all other transfer and other taxes and governmental charges and any other charges as may be expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any resignation or removal of the depositary will take effect upon the appointment of a successor depositary and its acceptance of the appointment as provided in the deposit agreement. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50.0 million.

Miscellaneous

We will deliver, at our expense, all notices and reports required by law, by the rules of any national securities exchange upon which the preferred stock, the depositary shares or the depositary receipts are listed or by our Amended Articles of Incorporation to be furnished to the record holders of preferred stock.

As provided in the deposit agreement, neither we nor the depositary will be liable if prevented or delayed by law or any other circumstance beyond our or its control in performing obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performance in good faith of the duties thereunder. The depositary will not be obligated to prosecute or defend any legal proceeding on any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF CLASS A COMMON STOCK WE MAY OFFER

This section describes the general terms and provisions of the shares of our Class A common stock that we may issue separately, upon conversion of a senior debt security, upon conversion of a subordinated debt security, upon conversion of preferred stock or upon exercise of an equity warrant. The description set forth below of our Class A common stock and Class B common stock is not complete and is subject to our Amended Articles of Incorporation. You should refer to our Amended Articles of Incorporation for specific information about our Class A common stock. See “Where You Can Find More Information” for information on how to obtain a copy of our Amended Articles of Incorporation.

Our Amended Articles of Incorporation authorize the issuance of 271,000,000 shares of our Class A common stock, of which, at March 20, 2009, 80,200,477 shares were issued, 3,967 shares were held in treasury and 80,196,510 shares were outstanding and were held of record by 720 shareholders, and 56,000,000 shares of our Class B common stock, convertible on a share-for-share basis into Class A common stock, of which, at March 20, 2009, 22,686,427 shares were issued, no shares were held in treasury and 22,686,427 shares were outstanding and were held of record by 444 shareholders.

General

Except as described below, the shares of our Class A common stock and the shares of our Class B common stock are in all respects identical. The holders of our Class A common stock and Class B common stock are entitled to participate in any dividend, reclassification, merger, consolidation, reorganization, recapitalization, liquidation, dissolution or winding up of our affairs, share-for-share, without priority or other distinction between classes.

Both the Class A common stock and Class B common stock are listed on the New York Stock Exchange. As of March 20, 2009, Class A common stock accounted for approximately 78% of the total number of shares of common stock outstanding.

Dividends

Our board of directors is not required to declare a regular cash dividend in any fiscal year. The Class A common stock and Class B common stock will participate equally on a share-for-share basis in any and all cash and non-cash dividends paid, other than as described below. No cash dividend can be paid on a class of common stock until provision is made for payment of a dividend of at least an equal amount on a share-for-share basis on the other class of common stock. If our board of directors determines to declare any stock dividend with respect to either class of common stock, it must at the same time declare a proportionate stock dividend with respect to the other class of common stock. If the shares of either class of common stock are combined or subdivided, the shares of the other class of common stock must be combined or subdivided in an equivalent manner. In the discretion of our board of directors, dividends payable in Class A common stock may be paid with respect to shares of either class of common stock, but dividends payable in Class B common stock may be paid only with respect to shares of our Class B common stock.

Voting Rights

The holders of the Class A common stock, voting as a separate class, are entitled to elect 25% of the directors rounded up to the nearest whole number. All other directors are elected by the holders of the Class B common stock voting as a separate class. Cumulative voting for the election of directors is provided by Ohio law if notice in writing is given by any shareholder to the president, a vice president or the secretary not less than 48 hours before the time fixed for the holding of the meeting that the shareholder desires cumulative voting with respect to the election of directors by a class of shareholders to which he belongs, and if an announcement of the giving of the notice is made upon the convening of the meeting by the chairman or secretary or by or on behalf of the shareholder giving the notice. If cumulative voting is in effect for a class, each holder of shares of that class will have the right to accumulate the voting power that he possesses at the election with respect to shares of that class. This means that each holder of shares of our Class A common stock or Class B common stock, as the case may be, will have as many votes as equal the number of shares of that class of common stock owned by the holder multiplied by the number of directors to be elected by the holders of that class of common stock. These votes may be distributed among the total number of directors to be elected by the holders of that class of common stock or distributed among any lesser number, in the proportion as the holder may desire.

If that the number of outstanding shares of our Class A common stock is, as of the record date for any shareholder meeting at which directors will be elected, less than 10% of the combined outstanding shares of our Class A and Class B common stock, then the holders of our Class A common stock will not have the right to elect 25% of the directors. If this occurs, the holders of our Class A common stock and the holders of our Class B common stock would vote together as a single class in the election of all directors, with each Class A share having one vote and each Class B share having ten votes.

Further, if that the number of outstanding shares of our Class B common stock as of the above-mentioned record date is less than 500,000 shares, the holders of our Class B common stock will not have the right to elect 75% of the directors. If this occurs, the holders of our Class A common stock would continue to vote as a separate class to elect 25% of the directors rounded up to the nearest whole number, and the holders of our Class A and Class B common stock would vote together as a single class in the election of the remaining directors, with each Class A share having one vote and each Class B share having ten votes.

The holders of our Class A common stock and the holders of our Class B common stock are entitled to vote as separate classes:

•	for the election of directors (subject to exceptions described above);

•	to amend our Amended Articles of Incorporation or our Code of Regulations or approve a merger or consolidation of us with or into another corporation if the amendment, merger or consolidation would adversely affect the rights of the particular class; and

•	on all matters as to which class voting may be required by applicable Ohio law.

The holders of the Class A common stock vote together with the holders of the Class B common stock as a single class on all matters that are submitted to shareholder vote, except as discussed above. When all holders of our shares vote as a single class, each Class A share has one vote and each Class B share has ten votes.

Conversion

Holders of shares of our Class B common stock are entitled to convert, at any time and at their election, each share of Class B common stock into one share of our Class A common stock. Shares of Class A common stock are not convertible.

Other Terms

Our shareholders have no preemptive or other rights to subscribe for additional shares of our voting securities, except for the conversion rights of Class B common stock described above and conversion or put rights that may be granted to holders of our debt securities and preferred stock, if any. Upon any liquidation, dissolution or winding up of Forest City Enterprises, Inc., the assets legally available for distribution to holders of all classes of common stock are distributable ratably among the holders of the shares of all classes of common stock outstanding at the time. No class of common stock is subject to redemption.

Transfer Agent

National City Bank, Cleveland, Ohio, currently serves as transfer agent for our common stock.

DESCRIPTION OF WARRANTS WE MAY OFFER

This section describes the general terms and provisions of the warrants we may issue for the purchase of senior debt securities, subordinated debt securities, Class A common stock or preferred stock. We may issue warrants independently or together with other securities offered by any prospectus supplement and may attach warrants to those securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement relating to the particular issue of the warrants. The warrant agent will act solely as our agent in connection with warrant certificates evidencing the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of certificates evidencing warrants or beneficial owners of warrants.

Unless we specify otherwise in the applicable prospectus supplement, such warrant agreement will be in the form filed as an exhibit to, or incorporated by reference in the registration statement (including amendments to such registration statement) of which this prospectus is a part, subject to any amendments to such warrant agreement as we may adopt from time to time.

Debt Warrants

The applicable prospectus supplement relating to a particular issue of warrants to issue debt securities will describe the terms of those warrants, including the following, if applicable:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the debt securities purchasable upon exercise of the warrants;

•	the designation and terms of the debt securities that the warrants are issued with and the number of warrants issued with each debt security;

•	the date from and after which the warrants and any debt securities issued with them will be separately transferable;

•	the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

•	any other information we think is important about the warrants.

Equity Warrants

The applicable prospectus supplement relating to a particular issue of warrants to issue shares of preferred stock, shares of Class A common stock, or other securities will describe the terms of those warrants, including the following, if applicable:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the securities that may be purchased upon exercise of the warrants;

•	the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the number of securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

•	any other information we think is important about the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or applicable number of securities being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until a holder exercises the warrants to purchase our securities, the holder will not have any rights as a holder of the securities by virtue of ownership of warrants.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers, including our affiliates and shareholders, in a rights offering;

•	through agents;

•	through brokers or dealers as part of, or in connection with, derivative transactions; or

•	through a combination of any of these methods.

We may sell the securities from time to time:

•	in one or more transactions at a fixed price or prices which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing marker prices; or

•	at negotiated prices.

The applicable prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, brokers, dealers or agents participating in the offering;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account for resale to the public, either on a firm-commitment or best-efforts basis. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to specified conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the applicable prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the applicable prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the applicable prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any sales of these securities in the applicable prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us, and its compensation will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the applicable prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from specified types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the applicable prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Derivative Transactions

We may sell securities as part of, or in connection with, our entering into a derivative transaction with a financial institution. The financial institution may hedge its position by making sales of securities covered by this prospectus.

General Information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against specified civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

At-the-Market Offerings

We may offer our securities into an existing trading market on the terms described in the applicable prospectus supplement. Underwriters and dealers may participate in any at-the-market offerings.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, various legal matters incident to the issuance and validity of the securities offered by the applicable prospectus supplement are subject to the opinions of Geralyn Presti, Senior Vice President, our General Counsel and Secretary, and Thompson Hine LLP, Cleveland, Ohio. As of March 20, 2009, Ms. Presti owned 14,729 shares of our Class A common stock, including 6,674 restricted shares, 1,238 shares of our Class B common stock and 53,701 options to purchase shares of our Class A common stock. In addition, counsel that will be named in the applicable prospectus supplement will pass upon the validity of any securities offered under the applicable prospectus supplement for any underwriters or agents.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Forest City Enterprises, Inc. for the fiscal year ended January 31, 2009 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

40,000,000 Shares

Forest City Enterprises, Inc.

Class A Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Goldman, Sachs & Co.

Morgan Stanley

May   , 2009